Form 10-K405, Exhibit 13
period 1997-12-28
CROWN VANTAGE INC
filed 1998-03-27
CIK 948073

Crown Vantage Inc.

SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                              Year Ended December
-----------------------------------------------------------------------------------------------------------------------
(dollar amounts in millions)                       1997           1996          1995 (a)       1994 (a)       1993 (a)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
     Net sales                                   $  897         $  925         $1,077         $  875         $  823
     Gross margin                                    60             75            156             43             36
     Selling and administrative expenses             56             52             56             57             49
     Operating income (loss)                         14             23            100            (14)           (13)
     Interest expense                                65             63             26              2              2
     Net income (loss)                              (32)           (25)            45            (10)           (12)(b)
     Basic loss per share (c)                     (3.61)         (2.89)

BALANCE SHEET DATA
     Cash and cash equivalents                   $   11         $    1         $    5         $   12         $    9
     Working capital                                 43             36             87             98             78
     Property, plant and equipment, net             621            678            668            699            722
     Total assets                                   881            946            985            987            986
     Total long-term debt
       (including current maturities)               545            553            567             26             26

OTHER FINANCIAL DATA
     EBITDA (d)                                  $  100         $  104         $  180         $   63         $   63
     Capital expenditures                            59             81             47             53            110

SELECTED OPERATING DATA
     Employee head count                          3,850          3,995          4,162          4,324          4,536
     Tons sold (thousands of tons)                  982            948            985            990            924
     Pulp purchases (thousands of tons)             252            261            289            309            333
     Pulp sold (thousands of tons)                   57             43             44             57             45
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(a) Includes the actual consolidated results of operations and other financial and operating data of the Company for the four months ended December 31, 1995 as well as the historical combined results of certain operations of James River Corporation of Virginia (now known as "Fort James Corporation") which comprised a substantial part of its Communication Papers Business and the paper-based part of its Food and Consumer Packaging Business for the eight months ended August 27, 1995 and the two years ended December 25, 1994.

(b) Includes the effect of the 1993 U.S. corporate tax rate increase on deferred taxes which increased the net loss by $2.5 million.

(c) Basic loss per share is restated to conform with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic earnings per share prior to 1996 are not presented since the Company was not a separate entity with its own capital structure prior to the Spin-Off on August 25, 1995.

(d) EBITDA represents income (loss) before income taxes, interest expense and depreciation and amortization. 1997 EBITDA includes a $13.5 million gain on sale of timberlands and a $3.3 million charge due to the closure of the Newark, Delaware facility in 1997. 1994 EBITDA includes $6.0 million in severance and other items. EBITDA is not presented herein as an alternative measure of operating income or cash flow from operations (both as determined in accordance with generally accepted accounting principles) but rather to provide additional information related to the Company's ability to service debt.

Crown Vantage Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
CORPORATE OVERVIEW

THE "SPIN-OFF"
Crown Vantage Inc. (the "Company" or "Crown Vantage") became an independent company upon the spin-off by James River Corporation of Virginia ("James River"), now known as Fort James Corporation, of certain assets and related liabilities from its Communication Papers Business, and the paper-based part of its Food and Consumer Packaging businesses (see "Liquidity and Capital Resources"). On August 25, 1995, James River distributed to its shareholders all the outstanding stock of Crown Vantage (the "Spin-Off").

BUSINESS SECTORS
The Company is a major producer of value-added paper products for a diverse array of end-uses. The Company's two business sectors and corresponding principal product categories are (i) printing and publishing papers, for applications such as special interest magazines, books, custom business forms and corporate communications and promotions (e.g. annual reports and stationery); and (ii) specialty papers, principally for food and retail packaging applications and conversion into such items as coffee filters, cups and plates.

The Company operates 10 facilities and 31 paper machines and is partially integrated. The Company purchases pulp in order to supply non-integrated mills, to obtain species not produced by the Company, and to minimize transportation costs.

The Company's two largest facilities are integrated operations located in St. Francisville, Louisiana, and Berlin and Gorham, New Hampshire. St. Francisville produces coated groundwood papers for magazines and catalogs and uncoated specialty converting papers. Berlin-Gorham primarily produces uncoated printing and publishing papers as well as market pulp. The Company also produces uncoated printing and publishing papers at its non-integrated facilities in Adams, Massachusetts; Ypsilanti, Michigan; and Dalmore and Guardbridge, Scotland. The Company's food and retail packaging papers are produced primarily at non-integrated facilities in Port Huron and Parchment, Michigan, and Milford, New Jersey. In addition to its primary paper-making operations, the Company operates a cast-coating facility in Richmond, Virginia.

The Company believes that its broad manufacturing capabilities allow it to offer a wider range of products and basis weights than most of its North American competitors. The Company focuses its operations on the higher value-added market niches of the sectors in which it competes. Papers produced for such niches generally command higher prices and tend to be less cyclical than commodity grades because they are used for more specialized applications and because there are fewer substitutes for these products.

CONSOLIDATED RESULTS OF OPERATIONS --
1997 COMPARED TO 1996
Net Sales: The Company's net sales decreased by 3.0% to $897.5 million for the 52-week year ended December 28, 1997 as compared to $925.4 million for the 52-week year ended December 29, 1996. The decrease in sales is largely due to an unfavorable price variance of $61.5 million that was partially offset by a favorable volume variance of $33.6 million for 1997 as compared to 1996. The decrease in sales prices began in early 1996 and prices remained depressed through most of 1997.

                                    [CHART]

                                Net Sales Price
                                    Per Ton

                                  1997 - $914
                                  1996 - $977
                                  1995 - $1,097

                                    [CHART]

                                   Tons Sold
                                 Per Employee

                                  1997 - 255
                                  1996 - 237
                                  1995 - 237

Operating Income: Operating income of $14.3 million in 1997 decreased $8.4 million from $22.7 million in 1996. The decrease in operating income is primarily attributable to the decreased pricing discussed above and is partially offset by the Company's cost reduction program, gain on sale of timberlands (see "Liquidity and Capital Resources"), and increased volumes in 1997. Gross margin decreased from 8.1% of net sales in 1996 to 6.7% of net sales in 1997. The gross margin decrease was due to the decline in net sales price per ton discussed above, and was partially offset by a 5% decrease in average cost per ton sold in 1997 as compared to 1996.

                                    [CHART]

                              Costs of Goods Sold
                                    Per Ton

                                  1997 - $853
                                  1996 - $897
                                  1995 - $935

Selling and administrative expenses increased $3.7 million to $55.9 million in 1997 as compared to $52.2 million in 1996. The increase is due to higher commissions, higher depreciation on certain computer systems placed in service during 1997, and expenses associated with the Company's accounts receivable securitization which were classified as interest expense in the first six months of 1996.

Interest Expense: Interest expense increased from $63.3 million in 1996 to $65.2 million in 1997. The increase in interest expense is primarily due to the higher interest accretion on the Pay-in-Kind Notes during 1997 as compared to 1996.

Tax Provision: The income tax benefit in 1997 totaled $17.4 million as compared to $15.2 million in 1996. The effective income tax rates were 35.0% and 38.0% in 1997 and 1996, respectively.

Crown Vantage Inc.

Loss Per Share: The basic loss per share in 1997 and 1996 was $3.61 and $2.89, respectively. During the fourth quarter of 1997 the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") "Earnings per Share." The restatement of prior period losses per share and shares outstanding to conform with SFAS No. 128 was not material. Diluted losses per share are not presented as these amounts are the same as basic losses per share. Since the Company was not a separate entity with its own capital structure for the full year in 1995, earnings (loss) per share data for the entire 1995 fiscal year are not available.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
RESULTS OF OPERATIONS BY BUSINESS SECTOR


--------------------------------------------------------------------------------------------------------------
NET SALES AND TONNAGE BY SECTOR
--------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED                               1997                     1996                    1995
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
(sales in millions, tons in thousands)     TONS        SALES        TONS        SALES        TONS        SALES
Printing and Publishing Papers:
     Coated groundwood                      280       $  198         258       $  214         284      $   263
     Uncoated                               239          233         240          239         243          274
Specialty Papers:
     Food and retail packaging              238          298         239          305         249          346
     Converting                             168          147         168          152         165          157
Pulp and miscellaneous (a)                   57           21          43           15          44           37
--------------------------------------------------------------------------------------------------------------
Total Company                               982       $  897         948       $  925         985      $ 1,077
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(a) Represents primarily market sales of pulp to third parties. Excludes approximately 42,000 tons in 1997, 44,000 tons in 1996, and 38,000 tons in 1995, transferred to other Company facilities.


OPERATING INCOME (LOSS) BY SECTOR (IN MILLIONS)
--------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED                                                     1997             1996              1995
--------------------------------------------------------------------------------------------------------------
Printing and Publishing Papers                                         $ (4)           $  13             $  79
Specialty Papers:
     Food and retail packaging                                            7                3               (16)
     Converting                                                           9               14                23
Pulp and miscellaneous                                                    2               (7)               14
--------------------------------------------------------------------------------------------------------------
Total operating income                                                 $ 14            $  23             $ 100
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


PRINTING AND PUBLISHING PAPERS
Within this business sector, the Company produces coated groundwood and uncoated papers.

The Company's coated groundwood papers are produced and sold for end-use products such as specialty magazines, catalogs, direct mail, and advertising supplements. The strength of the coated groundwood market is largely driven by the strength of the retail market and is correlated with advertising expenditures. Softening demand led to decreasing prices in early to mid-1996 as customers drew down their excess inventories. A temporary oversupply of inventories at the producer level during the latter part of 1996 continued to depress pricing throughout the remainder of 1996 and 1997. Net sales of coated groundwood printing and publishing papers totaled $198.1 million in 1997 as compared to $213.6 million in 1996, a 7.3% decrease. The decrease in net sales is due to a 14.4% decrease in coated groundwood prices on average in 1997 compared to 1996. This was partially offset by an increase of 21,600 tons sold in 1997 as compared to 1996. During the fourth quarter of 1997 a mechanical failure on the No. 2 paper machine at the St. Francisville, Louisiana, facility caused a loss in production of approximately 3,000 tons.

                                    [CHART]

                          Net Sales price per Ton Sold
                         Coated Printing and Publishing
                                    Papers

                                  1997 - $709
                                  1996 - $828
                                  1995 - $925

                                    [CHART]

                          Net Sales price per Ton Sold
                        Uncoated Printing and Publishing
                                    Papers

                                  1997 - $975
                                  1996 - $997
                                  1995 - $1,128

Customer end-use products within the uncoated printing and publishing papers category include stationery, custom business forms, books and manuals, annual reports and other forms of corporate communications. Demand for the Company's uncoated printing and publishing products is correlated with economic cycles, since these papers are predominantly used in business-related activities and commercial printing. The Company's specialty niches within the uncoated printing and publishing papers category make

Crown Vantage Inc.

Crown Vantage less susceptible, though not immune, to economic cycles. Net sales of uncoated printing and publishing papers in 1997 were $233.0 million as compared to $239.1 million in 1996, a 2.6% decrease. The decrease in net sales is primarily a result of a 2.2% decrease in the average selling price per ton in 1997 as compared to 1996. Tons sold in 1997 were approximately the same as 1996.

Operating loss from the sale of printing and publishing papers was $4.0 million in 1997, a $16.5 million decrease from operating income of $12.5 million in 1996. The decline in operating income is attributable to the decrease in pricing in both the coated and uncoated printing and publishing papers sectors. The decrease in operating income was partially offset by the portion of the gain from the timberlands sale attributed to this sector ($8.4 million) and increased volumes of coated groundwood sold in 1997 compared to 1996. During the fourth quarter of 1997, the Company closed its Newark, Delaware, facility and is seeking a buyer for this site. The Newark facility produced approximately 2,200 tons of paper during 1997. The Company shifted most of the Newark mill's production to its other mills. The Company recorded a charge related to the closure of the mill in the fourth quarter of 1997 of $3.3 million primarily for closure activities, fixed asset write downs and severance costs.

SPECIALTY PAPERS
Within this sector, the Company produces specialty papers for use in food and retail packaging and converting end uses.

FOOD AND RETAIL PACKAGING PAPERS
Crown Vantage manufactures and sells specialty papers for use in food and retail packaging. The Company's products, which are concentrated in niche markets for coated and uncoated papers within the specialty packaging industry, are used by its customers to produce items such as multi-wall bags for pet foods, food service papers, labels and cereal liners. The Company's specialty packaging papers business is principally driven by consumer spending trends and has historically exhibited less cyclicality due to general economic trends as compared to producers of papers for other end-use products. The Company's specialty packaging papers operations purchase all of their pulp and are therefore more susceptible to pulp price fluctuations. Operating results benefit during periods of decreasing pulp prices and suffer during periods of increasing pulp prices.

                                    [CHART]

                                Net Sales Price
                                 Per Ton Sold
                               Packaging Papers

                                  1997 - $1,252
                                  1996 - $1,276
                                  1995 - $1,391

During 1997, Crown Vantage's food and retail packaging papers business generated net sales of $297.9 million as compared to net sales in 1996 of $304.9 million. The 2.3% decrease in net sales is primarily due to a 1.9% decrease in average selling price per ton in 1997 compared to 1996. During 1997, certain lower priced papers were added to the production mix in order to improve operating results. This is the primary reason for the decline in average sales price.

During 1997, the Company's food and retail packaging papers generated operating profits of $6.8 million as compared to $2.8 million in 1996. The improvement in operating results is primarily attributed to lower average costs and improved mill efficiency due to the change in product mix discussed above and other cost saving initiatives during 1997 as compared to 1996. Industry pulp prices remained approximately the same in 1997 as compared to 1996. Improvements in operating results were partially offset by the price decreases discussed above.

CONVERTING PAPERS
Crown Vantage manufactures specialty converting papers at its fully integrated facility in St. Francisville, Louisiana. In order to meet customer-specific requirements, the Company imparts technical qualities to these value-added papers for conversion by its customers into end-uses such as paper cups and plates, coffee filters, disposable medical gowns, and bacon board. Converting papers also include the Company's toweling operations in Berlin-Gorham, New Hampshire, as well as the Company's cast-coating operations in Richmond, Virginia. The Richmond facility provides cast-coating capabilities for a premium grade of coated paperboard for packaging and printing applications.

                                    [CHART]

                                Net Sales Price
                                 Per Ton Sold
                               Converting Papers

                                  1997 - $873
                                  1996 - $906
                                  1995 - $954

Net sales of the Company's specialty converting papers totaled $147.4 million in 1997, a $5.1 million decrease from net sales of $152.5 million in 1996. The 3.3% decrease in net sales is due to a $33 decrease in average sales price per ton in 1997 as compared to 1996. The decrease in average selling price per ton is the result of lower tons sold from the Company's cast-coating operations whose papers generally command premium pricing. Tons sold for the sector in total remained approximately the same in 1997 as compared to 1996. Operating profits were $8.7 million in 1997, a $5.8 million decrease compared to 1996. The decrease is reflective of the 3.3% decrease in average net selling prices.

PULP AND MISCELLANEOUS
Net sales of pulp and miscellaneous products increased to $21.1 million in 1997 from $15.2 million in 1996. As discussed above, industry average selling prices of pulp remained approximately the same during 1997 as compared to 1996. The Company's average net selling price per ton for pulp increased by 3.0% during 1997 as compared to 1996. The Company reported operating income of $2.8 million in 1997 versus operating losses of $7.1 million in 1996. The improvement in operating results is primarily due to the gain of $5.1 million from the sale of timberlands attributed to this sector and a 14,700 ton increase in tons sold.

Crown Vantage Inc.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS - 1996 COMPARED TO 1995

Net Sales: The Company's net sales decreased by 14.0% to $925.4 million for the 52 week year ended December 29, 1996 as compared to $1.1 billion for the 53 week year ended December 31, 1995. The decrease in sales is largely due to a 10.6% decrease in average selling prices per ton in 1996 compared to 1995. The decrease in sales prices began in early 1996, primarily as a result of excessive inventories at the producer and customer levels, which depressed paper prices. In addition, market pulp prices began to decline during the early months of 1996 which further contributed toward decreasing paper prices throughout 1996. Also contributing to the sales decrease, net tons sold in 1996 were 947,600, a 3.8% decrease from the 985,100 tons sold in 1995.

Operating Income: Operating income of $22.7 million in 1996 decreased $77.6 million from $100.3 million in 1995. The significant decrease in operating income is primarily attributable to the decreased pricing discussed above, partially offset by the Company's cost-reduction program. Gross margin decreased from 14.5% of net sales in 1995 to 8.1% of net sales in 1996. The decrease in net sales price per ton discussed above, partially offset by a 3.9% decrease in average cost per ton sold in 1996 as compared to 1995, caused the reduction in gross margin.

Selling and administrative expenses decreased $3.3 million to $52.2 million in 1996 as compared to $55.5 million in 1995. Selling and administrative expenses in 1996 include $1.6 million attributable to the Company's sales of undivided interests in certain accounts receivable (see Liquidity and Capital Resources). Selling and administrative expenses in 1995 include $3.7 million of incentive compensation that was not incurred in 1996 due to operating losses.

Interest Expense: Interest expense increased from $25.8 million in 1995 to $63.3 million in 1996. The significant increase is a result of the financings incurred in connection with the Spin-Off.

Tax Provision: The income tax benefit in 1996 totaled $15.2 million as compared to income tax expense of $29.9 million in 1995. The effective income tax rates were 38.0% and 39.8% in 1996 and 1995, respectively.

Earnings (Loss) Per Share: The basic loss per share in 1996 was $2.89. Since the Company was not a separate entity with its own capital structure for the full year in 1995, earnings (loss) per share data for the entire 1995 fiscal year are not available.

PRINTING AND PUBLISHING PAPERS
Net sales of coated groundwood printing and publishing papers totaled $213.6 million in 1996 as compared to $263.2 million in 1995, an 18.9% decrease. The decrease in net sales is due to a 10.5% decrease in coated groundwood prices on average in 1996 compared to 1995. Also contributing to the decrease in net sales was a 26,500 ton decrease in tons sold in 1996 as compared to 1995.

Net sales of uncoated printing and publishing papers in 1996 were $239.1 million as compared to $273.7 million in 1995, a 12.6% decrease. The decrease in net sales is primarily a result of an 11.7% decrease in the average selling price per ton in 1996 as compared to 1995. Tons sold in 1996 were 239,900, a 1.1% decrease from 1995.

Operating income from the sale of printing and publishing papers was $12.5 million in 1996, a $66.0 million decrease from operating income of $78.5 million in 1995. The significant decline in operating income is attributable to the decrease in pricing in both the coated and uncoated printing and publishing papers sectors as well as the 29,100 ton decrease in printing and publishing papers sold in 1996 compared to 1995.

FOOD AND RETAIL PACKAGING PAPERS
During 1996, Crown Vantage's food and retail packaging papers business generated net sales of $304.9 million as compared to net sales in 1995 of $345.7 million. The 11.8% decrease in net sales is the combined result of an 8.2% decrease in average selling price per ton in 1996 compared to 1995 and a 9,700 ton (3.9%) decrease in tons sold in 1996 versus 1995. A decline in pulp prices negatively affected prices for the Company's packaging papers, resulting in the 8.2% decrease in average selling price per ton discussed above.

However, the Company's packaging papers business is non-integrated and operating results benefit from pulp price decreases. During 1996, the Company's food and retail packaging papers generated operating profits of $2.8 million as compared to operating losses of $15.6 million in 1995. The improvement in operating results is primarily attributable to reduced pulp costs. Improvements in operating results were, however, offset by price decreases as discussed above.

CONVERTING PAPERS
Net sales of the Company's specialty converting papers totaled $152.5 million in 1996, a $4.7 million decrease from net sales of $157.2 million in 1995. The 3.0% decrease is due to a $48 decrease in average sales price per ton in 1996 as compared to 1995. Demand for the Company's specialty converting papers was strong in 1996, with total tons sold increasing by 3,500 over 1995. Operating profits were $14.5 million in 1996, a 36.6% decrease compared to 1995. The decrease is reflective of the 5.1% decrease in average net selling prices.

Crown Vantage Inc.

PULP AND MISCELLANEOUS
Net sales of pulp and miscellaneous products declined from $36.7 million in 1995 to $15.2 million in 1996. As discussed above, industry average selling prices of pulp decreased significantly during the early months of 1996 and remained at low levels throughout the year. The Company's average net selling price per ton decreased by 43.5% during 1996 as compared to 1995. The Company recognized operating losses of $7.1 million in 1996 versus operating income of $14.5 million in 1995. The significant decline in operating results is due primarily to the decrease in average net selling price per ton.

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

GENERAL
Prior to the Spin-Off, the Company participated in James River's centralized cash management system. As a result, the Company's cash funding requirements prior to the Spin-Off (if any) were met through James River.

                                    [CHART]

                                  Total Debt
                              (Dollar amounts in
                                   millions)

                                  1997 - $545.1
                                  1996 - $552.7
                                  1995 - $567.2

In connection with the Spin-Off, Crown Paper Co. entered into a credit facility with a group of banks (the "Bank Credit Facility") which provided $200 million in term loan financing and a $150 million revolving line of credit. Term Loans A and B totaled $100 million each at issuance with final principal payments due in 2002 and 2003, respectively. The revolving credit is due in 2002 and is available in the aggregate amount of $150 million with a $75 million sublimit for letters of credit (of which $40.4 million has been issued at December 28, 1997) and can be used for general corporate purposes, working capital needs, and permitted investments. At December 28, 1997, $45 million of the revolving credit was outstanding and $64.6 million of the aggregate line was available if needed. During 1997, Term Loans A and B had average interest rates of 8.42% and 9.14%, respectively, and the revolving line of credit had an average interest rate of 8.57% as compared to average interest rates in 1996 of 8.42%, 8.94%, and 9.49%, respectively. The Bank Credit Facility is collateralized by substantially all of the assets of Crown Paper Co. Also in connection with the Spin-Off, Crown Paper Co. issued $250 million of 11% Senior Subordinated Notes through a public debt offering (the "Notes") which are unsecured and are due in 2005.

As a return of its capital investment in Crown Vantage, the net proceeds from Term Loans A and B, the initial borrowing on the revolving line of credit, and the Notes were paid to James River. Also as a return of part of James River's capital investment in Crown Vantage, the Company issued to James River immediately prior to the Spin-Off $100 million of Senior Pay-in-Kind Notes (the "PIK Notes") which are due in 2007. Interest on the PIK Notes (which accrues at 11.45%) is due semi-annually. The interest may be paid in cash or in additional PIK Notes until September 2003, and thereafter interest must be paid in cash. Since the PIK Notes were issued, interest payments have been made through the issuance of additional PIK Notes. The PIK Notes were initially recorded at a $15 million discount to reflect an approximate market rate of interest at the Spin-Off date of 13%.

During the fourth quarter of 1997, the Company sold approximately 108,000 acres of timber-producing properties for approximately $36 million and recognized a gain of $13.5 million. These forests have accounted for less than 5% of the wood fiber required by the Company's pulp mills at Berlin and St. Francisville. As part of the transaction in the Northeastern United States, the Company entered into a long-term wood supply contract with the buyer to supply wood for the Berlin mill. The Company has retained ownership of certain standing timber in the Southeastern United States and entered into a cutting plan contract with the buyer in order to continue supplying wood fiber to the St. Francisville mill. Proceeds from the sale of the Company's timberlands were used to prepay Term Loan A. During October 1997, the Company repaid the remaining $3.2 million balance of Term Loan A bringing the balance to $0.

During 1996, the Company entered into a five-year agreement with certain banks that provides for the sale of undivided interests (up to $60 million) in a revolving pool of trade accounts receivable. During 1996, the Company sold a total of $43 million of undivided interests. Proceeds from the sales were used to prepay $43 million of long-term debt. As collections reduce accounts receivable included in the pool, the Company sells undivided interests in new receivables in order to bring the amount sold up to $43 million.

The proceeds from the sales are less than the face amount of the undivided interests in accounts receivable sold, and such discount ($2.8 million and $1.6 million in 1997 and 1996, respectively) is included in selling and administrative expenses in the consolidated statement of operations.

Crown Vantage Inc.

OPERATING ACTIVITIES
Net cash provided by operating activities was $53.8 million in 1997 as compared to $104.9 million in 1996 and $132.3 million in 1995.

                                    [CHART]

                              Operating Cash Flow
                              (Dollar amounts in
                                    millions)

                                  1997 - $53.8
                                  1996 - $104.9
                                  1995 - $132.3

Cash provided by operating activities in 1996 includes the $43 million in proceeds received as a result of the Company's sales of certain accounts receivable discussed above. The decline in operating cash flows in 1997 as compared to 1996, excluding the effect of the $43 million sales of receivables, is primarily a result of the $32.2 million net loss incurred in 1997 versus a net loss of $24.8 million in 1996.

INVESTING ACTIVITIES
Net cash used in investing activities totaled $20.8 million, $81.1 million, and $45.6 million in 1997, 1996 and 1995, respectively. In 1997, the Company realized $36 million in proceeds from the sale of the timberlands discussed above. The Company's business is capital intensive. Pulp and paper mills generally consist of an extensive network of buildings, machinery, and equipment, which require continual upgrades, replacement, modernization and improvement. Capital expenditures in 1997 totaled $59.3 million relating primarily to capital maintenance projects and $7.9 million in 1997 payments for amounts accrued in 1996, primarily for the 1996 rebuild of the Number 1 paper machine at the Company's St. Francisville mill. Capital expenditures in 1996 and 1995 were $80.9 million and $46.9 million, respectively, which related primarily to capital maintenance projects, and $32.9 million in 1996 for the rebuild of the Number 1 paper machine at the St.Francisville mill. Planned capital expenditures for 1998 are approximately $68 million.

                                    [CHART]

                                Capital Spending
                               (Dollar amounts in
                                    millions)

                                  1997 - $59.3
                                  1996 - $80.9
                                  1995 - $46.9

FINANCING ACTIVITIES
Net cash used in financing activities was $22.8 million in 1997. Proceeds from the sale of the Company's timberlands discussed above were used to prepay Term Loan A. Also during 1997, the Company made scheduled repayments on Term Loan A of $5.0 million and prepayments of $4.7 million bringing the outstanding balance to $0. Scheduled repayments on Term Loan B totaled $1.0 million in 1997. In August 1997, the Company refinanced $2.5 million of certain industrial revenue bonds that are due in 2012 and carry a 6.25% interest rate. Also in August 1997, the Company sold $4.9 million of industrial revenue bonds that are due in 2021 and carry a 6.5% interest rate.

Net cash used in financing activities was $28.0 million in 1996. During 1996, the Company prepaid $43 million on Term Loan A using proceeds from the sale of certain accounts receivable. The Company made additional prepayments totaling $3.4 million on Term Loan A as well as scheduled payments on Term Loans A and B of $5.4 million and $750,000, respectively. Also in 1996, the Company finalized an agreement with the Business Finance Authority of the State of New Hampshire whereby bonds were sold, resulting in net proceeds of $12.1 million, to finance certain sewage and solid waste disposal facilities to be used by the Company at its Berlin-Gorham facility.

The 1995 financing activities generally reflect certain transactions resulting from the Spin-Off. As discussed above (see General), the Company and its wholly-owned subsidiary, Crown Paper Co., entered into a series of financing transactions in connection with the Spin-Off from James River. Proceeds received from initial borrowings under the bank credit facilities and issuance of the Notes were paid to James River as a return of its investment in the Company. Issuance of the PIK Notes to James River (which did not result in a source or use of cash) was also a return of James River's investment in the Company.

Crown Vantage Inc.

--------------------------------------------------------------------------------
OTHER MATTERS

ENVIRONMENTAL EXPENDITURES
Pulp and paper products companies are subject to regulation by various federal, state, local, and foreign agencies concerning the discharge of materials into the environment. These laws and regulations require pulp and paper companies to operate within the standards established by these agencies, which generally require substantial capital investments. Like its competitors, the Company has incurred and will continue to incur significant capital expenditures and operating costs to comply with stringent environmental standards. During 1997 and 1996, the Company spent approximately $18.6 million and $21.6 million, respectively, to control and monitor the discharge of pollutants into air, water, and land. In 1997, approximately $2.6 million of these expenditures were capitalized and $16.0 were expensed. In 1996, approximately $6.3 million of these expenditures were capitalized and $15.3 were expensed.

In November 1997, the Environmental Protection Agency signed final rules that contain regulations affecting pulp and paper industry discharges of wastewater and gaseous emissions ("Cluster Rules"). These Cluster Rules require changes in the pulping, bleaching and/or wastewater treatment processes presently used in some U.S. pulp and paper mills, including some of the Company's mills. Based on management's understanding of the rules, the Company estimates that approximately $40 million of capital expenditures may be required to comply with the rules. Compliance dates, with respect to the changes, begin in 1998 and extend over the next three to eight years. There are risks and uncertainties associated with the Company's estimate that could cause the total capital expenditures to be materially different, including changes in technology, interpretation of the rules that is substantially different from the Company's interpretation, or other items.

ENVIRONMENTAL LEGAL PROCEEDINGS
The Company has been identified as a potentially responsible party ("PRP"), along with others, under the Comprehensive Environmental Response, Compensation and Liability Act or similar federal and state laws regarding the past disposal of wastes at 20 sites in the United States. The company has previously settled its remediation obligations at 11 sites. At 8 other sites, the Company is one of many PRPs and its alleged contribution to the site and remediation obligation is not considered significant. At one other site, remedial investigation is under way and a loss estimate for the potential remediation effort costs is not yet possible.However, the Company's accrual for the remedial investigation effort was $.6 million and $.7 million at December 28, 1997, and December 29, 1996, respectively. The liabilities can change substantially due to such factors as the solvency of other potentially responsible parties, the Company's share of responsibility, additional information as to the nature or extent of contamination, methods of remediation required, and other actions by governmental agencies or private parties. While it is not feasible to predict the outcome of all environmental liabilities, based on the Company's most recent review, management estimates that the Company's share of the costs of investigation and remediation of the known sites will not have a material adverse effect upon the consolidated financial condition of the Company.

Due to uncertainties associated with remediation activities, regulations, technologies, and the allocation of costs among various other parties, actual costs to be incurred at identified sites may vary from the estimates. Therefore, management is unable to determine if the ultimate disposition of all known environmental liabilities will have a material adverse effect on the Company's consolidated results of operations in a given year. In addition, as is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with such additional sites would not be material.

YEAR 2000
The Year 2000 issue, common to most business information and other computer systems, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches and beyond. The Company has modified or replaced most of its key financial systems, is investigating all other systems (including process control systems) and is examining the potential impact to the Company from significant vendors and outside service providers. The Company believes it will be able to modify or replace the remainder of its affected systems in time to minimize any detrimental effects on results of operations. While it is not possible at present to predict with certainty the cost of this work based on management's current estimates, the Company believes that such costs will range between $1 million and $2 million over the next year.

Crown Vantage Inc.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") "Reporting Comprehensive Income" that establishes standards for the reporting and displaying of comprehensive income and its components in a full set of general purpose financial statements. The Company will be required to adopt the new standard in the first quarter of 1998.

Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS No.131") "Disclosure about Segments of an Enterprise and Related Information." This statement will require segment disclosure based on management's decision-making criteria. SFAS No. 131 also requires disclosure about the products and services provided, the countries in which material assets are held and material revenues are generated, and significant customers. SFAS No. 131 is effective for the Company's 1998 fiscal year end.

Crown Vantage Inc.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Crown Vantage Inc.:

We have audited the consolidated balance sheets of Crown Vantage Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, cash flows, and changes in equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, cash flows, and changes in equity of Crown Vantage Inc. and subsidiaries, as described in Note 2, for the year ended December 31, 1995, were audited by other auditors whose report dated February 23, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Vantage Inc. and subsidiaries at December 28, 1997 and December 29, 1996 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                     ERNST & YOUNG LLP


San Francisco, California
January 30, 1998

Crown Vantage Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                         52 WEEKS       52 WEEKS        53 WEEKS
                                                            ENDED          ENDED           ENDED
                                                     DECEMBER 28,   DECEMBER 29,    DECEMBER 31,
(amounts in thousands, except per share amounts)             1997           1996           1995
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net sales                                                $897,492       $925,376     $1,076,506
Cost of goods sold                                        837,452        850,419        920,664
------------------------------------------------------------------------------------------------
     Gross margin                                          60,040         74,957        155,842
Gain on timberlands sale                                   13,518
Mill closure charge                                        (3,325)
Selling and administrative expenses                       (55,889)       (52,215)       (55,516)
------------------------------------------------------------------------------------------------
Operating income                                           14,344         22,742        100,326
Interest expense                                          (65,228)       (63,301)       (25,755)
Other income, net                                           1,314            555            565
------------------------------------------------------------------------------------------------
Income (loss) before income taxes                         (49,570)       (40,004)        75,136
Income tax expense (benefit)                              (17,350)       (15,200)        29,866
------------------------------------------------------------------------------------------------
Net income (loss)                                        $(32,220)      $(24,804)    $   45,270
------------------------------------------------------------------------------------------------
Basic loss per share                                     $  (3.61)      $  (2.89)
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Crown Vantage Inc.

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                      DECEMBER 28, 1997   DECEMBER 29, 1996
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents                            $  11,415           $   1,175
     Accounts receivable                                     40,787              56,004
     Inventories                                            104,117              97,975
     Prepaid expenses and other current assets                7,393              15,214
     Deferred income taxes                                   14,480              14,191
----------------------------------------------------------------------------------------
          Total current assets                              178,192             184,559

Property, plant and equipment, net                          621,276             678,154
Other assets                                                 38,090              36,759
Unamortized debt issue costs                                 14,039              16,023
Intangibles, net                                             28,977              30,101
----------------------------------------------------------------------------------------
          Total Assets                                    $ 880,574           $ 945,596
----------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
----------------------------------------------------------------------------------------
Current Liabilities:
     Accounts payable                                     $  54,181           $  60,612
     Accrued liabilities                                     80,358              80,920
     Current portion of long-term debt                        1,000               6,761
----------------------------------------------------------------------------------------
          Total current liabilities                         135,539             148,293
----------------------------------------------------------------------------------------
Long-term debt                                              544,063             545,971
Accrued postretirement benefits other than pensions         102,397             101,273
Other long-term liabilities                                  17,444              19,626
Deferred income taxes                                        82,100             101,360
----------------------------------------------------------------------------------------
          Total Liabilities                                 881,543             916,523
----------------------------------------------------------------------------------------
Shareholders' Equity:
     Preferred Stock, no par value;
       Authorized - 500,000 shares;
       Issued and outstanding - None
     Common Stock, no par value;
       Authorized - 50,000,000 shares;
       Issued and outstanding - 9,668,313 shares and
        9,107,535 shares at December 28, 1997, and
        December 29, 1996, respectively                      45,831              44,578
     Unearned ESOP shares and other                          (4,301)             (7,253)
     Cumulative foreign currency translation adjustment       1,338               3,365
     Retained deficit                                       (43,837)            (11,617)
----------------------------------------------------------------------------------------
     Total Equity                                              (969)             29,073
----------------------------------------------------------------------------------------
       Total Liabilities and Equity                       $ 880,574           $ 945,596
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Crown Vantage Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                   52 WEEKS       52 Weeks       53 Weeks
                                                                      ENDED          Ended          Ended
                                                                DECEMBER 28,   December 29,   December 31,
(amounts in thousands)                                                 1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
   Net income (loss)                                              $ (32,220)     $ (24,804)     $  45,270
   Items not affecting cash:
     Depreciation and cost of timber harvested                       83,373         79,252         77,821
     Amortization of goodwill and other intangibles                   1,124          1,125          1,125
     Deferred income tax provision (benefit)                        (19,929)       (10,174)         1,834
     Interest on Pay-in-Kind Notes and other noncash interest        17,515         16,319          5,346
     Gain on sale of timberlands                                    (13,518)
     Other, net                                                       3,496          3,062           (725)
   Change in current assets and liabilities:
     Accounts receivable (includes $43,000 sold in 1996)             15,217         49,676        (16,523)
     Inventories                                                     (6,142)         3,344         (5,481)
     Other current assets                                             7,532         (9,948)        (6,805)
     Accounts payable                                                 1,493         (4,958)        10,744
     Other current liabilities                                         (562)           523          7,361
   Other, net                                                        (3,554)         1,520         12,307
----------------------------------------------------------------------------------------------------------
     Cash provided by operating activities                           53,825        104,937        132,274
----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment                   (59,309)       (80,914)       (46,930)
   Proceeds from sale of property, plant, and equipment              36,740             71          1,561
   Other, net                                                         1,735           (232)          (195)
----------------------------------------------------------------------------------------------------------
     Cash used for investing activities                             (20,834)       (81,075)       (45,564)
----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
   Issuance of Subordinated Notes                                                                 242,500
   Borrowings from Term Loans                                                                     190,592
   Repayments of Term Loans                                         (46,712)       (52,538)        (2,750)
   Proceeds from draw down of Revolving Credit                      122,000        191,000         89,000
   Repayments of Revolving Credit                                  (102,000)      (176,000)       (79,000)
   Proceeds from issuance of Industrial Revenue Bonds,
    less underwriting costs                                           4,701         12,100
   Payments of other long-term debt                                    (740)        (2,584)        (1,026)
   James River's capital withdrawal, net                                                         (533,126)
----------------------------------------------------------------------------------------------------------
     Cash used for financing activities                             (22,751)       (28,022)       (93,810)
----------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents                  10,240         (4,160)        (7,100)
   Cash and cash equivalents, beginning of year                       1,175          5,335         12,435
----------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                        $ 11,415       $  1,175       $  5,335
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Crown Vantage Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                  Unearned       Foreign
                                              Common Stock            ESOP      Currency    Retained        James
                                            -----------------       Shares   Translation    Earnings      River's
(amounts in thousands)                      Shares    Amounts    and Other    Adjustment   (Deficit)   Investment
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1994                                                                           $ 585,290
CHANGES IN EQUITY FOR THE PERIOD
  ENDED AUGUST 25, 1995:
Net income                                                                                                32,083
Change in equity component
  of minimum pension liability                                                                             2,023
Foreign currency translation
  adjustment                                                                                                 693
EFFECT OF SPIN-OFF:
Adjustments to pension liabilities,
  accrued postretirement benefits
  other than pensions and deferred
  income taxes                                                                                            26,989
Capital withdrawal by
  James River, net                                                                                       (48,185)
Minimum pension liability                                          $ (5,611)                               5,611
Reclassification of foreign
  currency translation adjustment                                               $   701                     (701)
Issuance of Pay-in-Kind Notes,
  net of discount                                                                                        (85,000)
Net proceeds paid to James River                                                                        (484,941)
Distribution to James River
  shareholders                               8,446    $ 33,862                                           (33,862)
CHANGES IN EQUITY FOR THE PERIOD
  AUGUST 25, 1995, THROUGH
  DECEMBER 31, 1995:
Net income                                                                                 $  13,187
Foreign currency translation adjustment                                          (2,049)
ESOP and restricted stock activity, net        472      10,677       (9,841)
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                 8,918      44,539      (15,452)     (1,348)      13,187
Net Loss                                                                                     (24,804)
Foreign currency translation adjustment                                           4,713
ESOP and restricted stock activity, net        190          39        3,480
Minimum pension liability adjustment                                  4,719
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1996                 9,108      44,578       (7,253)      3,365      (11,617)
Net Loss                                                                                     (32,220)
Foreign currency translation adjustment                                          (2,027)
ESOP and restricted stock activity, net        560       1,253        2,390
Minimum pension liability adjustment                                    562
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1997                 9,668    $ 45,831     $ (4,301)    $ 1,338    $ (43,837)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Crown Vantage Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
--------------------------------------------------------------------------------
ORGANIZATIONS AND OPERATIONS

Crown Vantage Inc. and subsidiaries (the "Company" or "Crown Vantage") became an independent company after the Board of Directors of James River Corporation of Virginia ("James River"), now known as Fort James Corporation, completed the spin-off of assets, liabilities and operations that comprised a substantial part of James River's Communication Papers Business and the paper-based part of its Food and Consumer Packaging Business (collectively the "Predecessor Business"). At the close of business on August 25, 1995, James River distributed to its common shareholders all of the outstanding shares of the Company (the "Distribution").

James River transferred to the Company (including transfers to the Company's wholly-owned subsidiary Crown Paper Co.) certain assets of the Predecessor Business, and the Company assumed certain related liabilities from James River. In addition, Crown Paper Co. received $250 million in cash through a public offering of Senior Subordinated Notes and $253 million from initial borrowings under credit facilities with a group of banks (collectively, the "Financing"). The proceeds from the Financing after payment of expenses and retention of $1.2 million cash ($485 million) were paid to James River together with $100 million Senior Pay-in-Kind Notes issued by the Company, as a return of James River's capital investment. The Distribution, transfer of assets and liabilities, Financing, and return of capital are collectively referred to as the "Spin-Off."

The Company is a major producer of value-added paper products for a diverse array of end-uses. The Company's two business sectors and corresponding principal product categories are (i) printing and publishing papers, for applications such as special interest magazines, books, custom business forms and corporate communications and promotions (e.g. annual reports and stationery); and (ii) specialty papers, principally for food and retail packaging applications and conversion into such items as coffee filters, cups and plates. The Company operates 10 facilities using 31 diverse paper machines with sales primarily in North America.

At December 28, 1997, the Company employed approximately 3,850 individuals of which approximately 1/4 were salaried and 3/4 were hourly. All of the Company's domestic hourly employees are represented under various collectively bargained union contracts. Hourly personnel at the Company's two mills in Scotland are covered by an ongoing national agreement that addresses working conditions, safety, and annual wage increases. Collective bargaining agreements at the Company's Ypsilanti, Michigan, and Richmond, Virginia, facilities, which cover approximately 5% of the Company's hourly employees, expire before January 1999. The Company plans to renegotiate the above contracts before they expire.

The Company believes that its broad manufacturing capabilities allow it to offer a wider range of products and basis weights than most of its North American competitors. The Company focuses its operations on the higher value-added market niches of the sectors in which it competes. Papers produced for such niches generally command higher prices and tend to be less cyclical than commodity grades because they are used for more specialized applications and because there are fewer substitutes for these products. Like its competitors, the Company is subject to a number of risks, including the cyclical nature of the industry and the high degree of competition in the industry. In addition, the Company is highly leveraged as a result of debt incurred in connection with the Spin-Off.

Crown Vantage Inc.

NOTE 2
--------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Company include the accounts of Crown Vantage Inc. (the "Parent"), Crown Paper Co., and Crown Paper Co.'s consolidated subsidiaries. Significant intercompany balances and transactions have been eliminated.

The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 52 weeks ended December 28, 1997, and December 29, 1996. The accompanying financial statements also include the consolidated results of operations of the Company for the 18 weeks ended December 31, 1995, subsequent to the Spin-Off and the combined historical results of operations of the Predecessor Business while a part of James River for the 35 weeks ended August 27, 1995.

The consolidated financial statements for the period prior to the Spin-Off have been prepared as if the Company had operated as an independent stand-alone entity for the period presented, except the Company generally did not have significant borrowings prior to the Spin-Off, and there was no allocation of James River's consolidated borrowings and related interest expense, except for interest capitalized as a component of properties. Prior to the Spin-Off, the Company engaged in various transactions with James River and its affiliates that are characteristic of a group of companies under common control. Throughout the period prior to the Spin-Off, the Company participated in James River's centralized cash management system and, as such, its cash funding requirements were met by James River. The Company was charged by James River for direct costs and expenses associated with its operations which have been included in cost of goods sold or selling and administrative expenses, as appropriate. James River's administrative costs have been allocated to the Company for the period prior to the Spin-Off based on net sales and are included in selling and administrative expense. Selling and administrative expenses allocated to the Company were $5.5 million in 1995.

The Company's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December. The years ended December 28, 1997, December 29, 1996, and December 31, 1995, included 52, 52, and 53 weeks, respectively.

CASH AND CASH EQUIVALENTS
The Company invests excess cash in marketable securities with original maturities of three months or less. These investments are classified as cash equivalents in the accompanying consolidated financial statements.

INVENTORIES
Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. The last-in, first-out cost flow assumption is used for valuing substantially all domestic inventories other than stores and supplies. Other inventories, including all inventories held by foreign operations, are valued using the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost, less accumulated depreciation, including related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for improvements that increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 45 years for buildings and 5 to 20 years for machinery and equipment. For income tax purposes, depreciation is calculated using accelerated methods.The Company capitalizes interest on projects when the construction period is considerable and requires significant expenditures. Capitalized interest is amortized over the life of the related assets. Interest capitalized in 1996 was $1.1 million. Capitalized interest in 1997 and 1995 was not significant.

The Company assesses the recoverability of its investments in long-lived assets to be held and used in operations whenever events or circumstances indicate that their carrying amounts may be impaired. Such assessment requires that the future cash flows expected to result from the use of the assets be estimated and an impairment loss recognized when future cash flows are less than the carrying value of such assets. Estimating future cash flows requires the Company to estimate future production volumes and costs, future sales volumes, demand for the Company's product mix and prices which reflect the use of its long-lived assets and market conditions. Although the Company believes it has a reasonable basis for its estimates, it is reasonably possible that the Company's actual performance could differ from such estimates, which could result in an unanticipated material impairment loss on its long-lived assets.

Crown Vantage Inc.

UNAMORTIZED DEBT ISSUE COSTS
Debt issue costs are deferred and are being charged to interest expense over the life of the underlying indebtedness.

GOODWILL
The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill (which is included in intangibles) totaled $40.1 million at December 28, 1997, and December 29, 1996, and is presented net of accumulated amortization of $12.2 million at December 28, 1997, and $11.3 million at December 29, 1996. The recoverability of goodwill has been evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. As of December 28, 1997, and December 29, 1996, management believes that no significant impairment of goodwill was indicated.

LANDFILL CLOSURE AND POST-CLOSURE COSTS
The Company accrues for landfill closure and post-closure costs over the periods that benefit from the use of the landfills. Management regularly reviews the adequacy of cost estimates and adjusts the accrued amounts as necessary.

ENVIRONMENTAL REMEDIATION COSTS
Accruals for estimated losses from environmental remediation obligations are recognized when such losses are probable and reasonably estimable, generally no later than completion of the remedial investigation and feasibility study. Costs associated with conducting such studies as well as other costs incidental to evaluation of the site and potential liability (if any) are accrued when such costs become probable and reasonably estimable. All accruals are adjusted as subsequent information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The accruals do not include possible future insurance recoveries.

INCOME TAXES
Income tax expense for the eight months ended August 27, 1995, reflected in the accompanying consolidated financial statements represents the Company's share of James River's income tax provision which is intended to approximate the income tax expense that would have been recognized had the Company filed a separate income tax return. Because the Company was historically included in the James River consolidated income tax return, the 1997 and 1996 net operating loss cannot be carried back to the period prior to the Spin-Off. In addition, investment and other tax credit carryforwards included in the calculation of the Company's income tax provision for 1995 cannot be utilized on a separate company basis.

No provision is made for U.S. federal income taxes on $6.6 million of undistributed earnings of the Company's foreign subsidiaries as such earnings are considered indefinitely reinvested.

FOREIGN CURRENCY TRANSLATION
The accounts of foreign subsidiaries of the Company are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at period-end exchange rates, and revenue and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a separate component of Shareholders' Equity. Gains and losses from foreign currency transactions are included in cost of sales.

JAMES RIVER'S INVESTMENT
James River's investment, as shown in the accompanying consolidated statement of changes in equity, reflects the historical activity between the Company and James River and the Company's cumulative results of operations. Transactions with James River are reflected as though they were settled immediately as an addition to or reduction of James River's investment.

SELECTED SALES INFORMATION
During each of the three years in the period ended December 28, 1997, export sales to foreign markets from the Company's domestic operations represented less than 10% of the Company's net sales. Net sales from the Company's two Scottish facilities were 7.6%, 7.4%, and 6.6% of net sales for the three years in the period ended December 28, 1997. No single customer accounted for more than 10% of net sales in any year. Net sales to James River were approximately 6.8%, 7.0% and 8.6% of total net sales in 1997, 1996 and 1995, respectively.

INTEREST EXPENSE
Interest expense included in the accompanying consolidated statements of operations for the period prior to the Spin-Off does not reflect any interest expense on additional debt that was incurred by the Company upon completion of the Spin-Off.

BASIC EARNINGS (LOSS) PER COMMON SHARE
The computation of basic loss per share for the years ended December 28, 1997, and December 29, 1996, is based on the weighted average number of shares of common stock outstanding for the period. During the fourth quarter of 1997 the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") "Earnings per Share." The restatement of prior period losses per share and shares outstanding to conform with SFAS No. 128 was not material. Diluted losses per share are not presented as they are the same as basic loss per share. The number of shares considered outstanding does not include 327,000 and 174,000

Crown Vantage Inc.

unearned shares held by the Employee Stock Ownership Plan Trust for 1997 and 1996, respectively. Earnings per common share information for the year ended December 31, 1995, has been omitted from the accompanying consolidated statements of operations since the Company as the Predecessor Business was not a separate entity with its own capital structure until the Spin-Off.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") "Reporting Comprehensive Income," which establishes standards for the reporting and displaying of comprehensive income and its components in a full set of general purpose financial statements. The Company will be required to adopt the new standard in the first quarter of 1998.

Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS No.131") "Disclosure about Segments of an Enterprise and Related Information." This statement will require segment disclosure based on management's decision-making criteria. SFAS No. 131 also requires disclosure about the products and services provided, the countries in which material assets are held and material revenues are generated, and significant customers. SFAS No. 131 is effective for the Company's 1998 fiscal year end.

RECLASSIFICATIONS
Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

NOTE 3
--------------------------------------------------------------------------------
SALE OF ACCOUNTS RECEIVABLE

During 1996, the Company entered into a five-year agreement with certain banks which provides for the sale of undivided interests (up to $60 million) in a revolving pool of trade accounts receivable. During 1996, the Company sold a total of $43 million of undivided interests. Proceeds from the sales, which are reported as operating cash flows in the consolidated statement of cash flows, were used to prepay $43 million of long-term debt. As collections reduce accounts receivable included in the pool, the Company sells undivided interests in new receivables in order to bring the amount sold up to $43 million.

The proceeds from sales are less than the face amount of the undivided interests in accounts receivable sold and such discount ($2.8 million and $1.6 million in 1997 and 1996, respectively) is included in selling and administrative expenses in the consolidated statement of operations.

NOTE 4
--------------------------------------------------------------------------------
CONCENTRATIONS OF CREDIT RISK

Credit risk represents the accounting loss that would be recognized at the reporting date if customers failed completely to perform as contracted.

Concentrations of credit risk that arise from financial instruments exist for groups of customers when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant exposure to any individual customer.

Accounts receivable at the Company's facilities in Scotland totaled $18.3 million and $19.9 million at December 28, 1997, and December 29, 1996, respectively. There were no other significant concentrations of foreign credit risk at December 28, 1997, or December 29, 1996.

Crown Vantage Inc.

NOTE 5
--------------------------------------------------------------------------------
SUPPLEMENTAL BALANCE SHEET INFORMATION

--------------------------------------------------------------------------------
INVENTORIES
(amounts in thousands)                                  1997           1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Raw materials                                      $  27,911      $  26,283
Work-in-process                                        7,038          7,490
Finished goods                                        45,936         42,168
Stores and supplies                                   35,569         34,640
--------------------------------------------------------------------------------
                                                     116,454        110,581
Last-in, first-out reserve                           (12,337)       (12,606)
--------------------------------------------------------------------------------
Total inventories                                  $ 104,117      $  97,975
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Valued at lower of cost or market:
Last-in, first-out                                 $  56,402      $  52,625
First-in, first-out                                   47,715         45,350
--------------------------------------------------------------------------------
Total inventories                                  $ 104,117      $  97,975
--------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
(amounts in thousands)                                  1997           1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Land and improvements                              $  39,955      $  39,496
Buildings                                            143,399        141,363
Machinery and equipment                            1,043,162      1,012,690
Construction in progress                              16,100         18,380
--------------------------------------------------------------------------------
                                                   1,242,616      1,211,929
Accumulated depreciation                            (627,891)      (561,965)
--------------------------------------------------------------------------------
                                                     614,725        649,964
Timber and timberlands, net                            6,551         28,190
--------------------------------------------------------------------------------
Net property, plant and equipment                  $ 621,276      $ 678,154
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ACCRUED LIABILITIES
(amounts in thousands)                                  1997           1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Compensated absences                               $  11,835       $ 11,652
Employee insurance benefits                           15,267         16,363
Accrued post retirement benefits
     other than pensions, current portion              3,004          5,518
Accrued interest                                      12,203         12,258
Taxes payable, other than income taxes                10,083          7,190
Other accrued liabilities                             27,966         27,939
--------------------------------------------------------------------------------
Total accrued liabilities                          $  80,358      $  80,920
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Crown Vantage Inc.

NOTE 6

--------------------------------------------------------------------------------
LONG-TERM DEBT

Consolidated long-term debt consists of the following:
(amounts in thousands)                                          1997      1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CROWN PAPER CO.
Bank Credit Facility:
  Revolving credit, average interest rate 8.57% in 1997
   and 9.49% in 1996, due 2002                              $ 45,000  $ 25,000
  Term Loan A, average interest rate 8.42% in 1997
   and 1996                                                        0    45,712
  Term Loan B, average interest rate 9.14% in 1997
   and 8.94% in 1996, due 2003                                98,000    99,000
--------------------------------------------------------------------------------
                                                             143,000   169,712
11% Senior Subordinated Notes, due 2005                      250,000   250,000
Industrial Revenue Bonds, average interest rate 7.91% in
  1997 and 7.65% in 1996, payable to 2026                     38,878    34,278

CROWN VANTAGE INC.
11.45% Senior Pay-in-Kind Notes, due 2007
  less unamortized discount                                  113,185    98,742
--------------------------------------------------------------------------------
                                                             545,063   552,732
Less current portion                                           1,000     6,761
--------------------------------------------------------------------------------
                                                            $544,063  $545,971
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Maturities of long-term debt for the next five years are: 1998 and 1999 - $1.0 million; 2000 - $1.3 million; 2001 - $.8 million; and 2002 - $47.0 million. Cash paid for interest in 1997, 1996, and 1995 totaled $46.0 million, $45.8 million, and $7.9 million, respectively.

Under the Bank Credit Facility (the "Facility") the revolving credit available is in the aggregate amount of $150 million with a $75 million sublimit for letters of credit (of which $40.4 million has been issued at December 28, 1997) and can be used for general corporate purposes, working capital needs, and permitted investments. At December 28, 1997, $45 million of the revolving credit was outstanding and $64.6 million of the aggregate line was available if needed. Borrowings under the Facility are subject to varying rates of interest that are indexed (at the Company's option) to a base rate (the higher of the Prime Rate or Federal Funds Rate) or the London Interbank Offered Rate.

Principal and interest amounts on the Term Loans are due in quarterly installments. In addition to those scheduled repayments, Crown Paper Co. is obligated to make prepayments equal to 75% of Excess Cash Flow (as defined in the underlying agreement). The Company did not generate Excess Cash Flow in 1997 or 1996. The Company is also required to make prepayments (in varying percentages of net proceeds) upon the occurrence of certain events which include, but are not limited to, proceeds received from any new debt or equity issuances, asset sales, and sales of accounts receivable. During 1997, the Company sold approximately 108,000 acres of timber-producing properties for approximately $36 million. Proceeds from the sale of the Company's timber properties were used to prepay Term Loan A. Also during 1997, the Company repaid the remaining $3.2 million balance of Term Loan A. During 1996, the Company prepaid $43 million on Term Loan A using proceeds obtained through the sale of certain accounts receivable.

In connection with the Facility, as amended, Crown Paper Co. is required to maintain minimum quarterly cash flow to total debt ratios as follows: first, second, third, and fourth quarters of 1998 are .18 to 1, .16 to 1, .17 to 1, and
 .18 to 1, respectively. Crown Paper Co. must maintain minimum interest coverage ratios for the first through third quarters of 1998 at 1.75 to 1 and at 1.9 to 1 for the fourth quarter of

Crown Vantage Inc.

1998. Crown Paper Co. is also subject to minimum tangible net worth requirements. In addition, both the Company and Crown Paper Co. are subject to certain limitations on indebtedness, liens, mergers and acquisitions, asset sales, investments, joint ventures, capital expenditures and prepayments or acquisitions of certain indebtedness. The Facility also restricts Crown Paper Co. from paying cash dividends to the Company. Generally, dividends are limited to (a) amounts necessary to pay certain personnel and administrative expenses (not to exceed $800,000 per year), (b) current taxes payable attributable to Crown Paper Co., and (c) Crown Paper Co.'s share of Equity Proceeds (as defined in the underlying agreement). The Facility contains customary events of default, including certain changes of control. The obligations under the Facility are collateralized by substantially all of the assets of Crown Paper Co.

The Senior Subordinated Notes (the "Notes") are unsecured and interest is payable semi-annually in March and September. The Notes are redeemable at the option of Crown Paper Co. on or after September 1, 2000 at a redemption price of 105.5%, which declines to par after September 1, 2003, and thereafter. In addition, Crown Paper Co. may redeem up to $85 million of aggregate principal of the Notes prior to September 1998 at a cash redemption price of 110% from the proceeds of one or more public offerings. In the event of a Change of Control (as defined in the underlying agreement) the holders of the Notes have the right to require Crown Paper Co. to purchase the Notes in cash at 101%. The Notes contain covenants, limitations and restrictions which in general are not more restrictive than those contained in the Facility.

In August 1997, the Company completed a $2.5 million refinancing of certain industrial revenue bonds issued by the Michigan Strategic Fund. Also in August 1997, the Company finalized an agreement with the Michigan Strategic Fund whereby a total of $4.9 million of bonds were sold to finance certain sewage and solid waste disposal facilities to be used by the Company.

In 1996, the Company completed an $18 million refinancing of certain industrial revenue bonds issued by the Business Finance Authority of the State of New Hampshire.

Also in 1996, the Company finalized an agreement with the Business and Finance Authority of the State of New Hampshire whereby a total of $12.3 million of bonds were sold to finance certain sewage and solid waste disposal facilities to be used by the Company. The proceeds from the sale of these bonds are to be used to finance eligible project costs, of which $3.4 million and $3.2 million are included in cash and cash equivalents at December 28, 1997, and December 29, 1996, respectively.

The interest on the $100 million 11.45% Senior Pay-in-Kind Notes (the "PIK Notes") is due semi-annually in March and September, and may be paid in cash or in additional PIK Notes until September 2003. Thereafter interest must be paid in cash. As of December 28, 1997, interest due has been paid through the issuance of additional PIK Notes. The PIK Notes are redeemable at the option of the Company on or after September 2000 at a redemption price of 105.725% declining to par in 2003 and thereafter. In addition, the Company may redeem up to 33-1/3% of the outstanding principal amount prior to September 1998 from the proceeds of one or more public offerings at a redemption price of 110.45% of the principal amount (100% of the principal amount if held by James River). In the event of a Change of Control (as defined in the underlying agreement) the holders of the PIK Notes have the right to require the Company to purchase the PIK Notes in cash at 101%. The PIK Notes have been recorded at a discount to reflect an approximate market rate of interest of 13% at the Spin-Off. The PIK Notes contain covenants, limitations and restrictions which in general are not more restrictive than those contained in the Facility or the Notes.

At December 28, 1997, and December 29, 1996, estimated fair values of the Company's long-term debt instruments were $556.0 million and $526.0 million, respectively. The fair values of the Company's long-term debt instruments are based on quoted market prices, estimated based on quoted market prices for similar issues or estimated by discounting expected cash flows at the rates currently offered to the Company for debt having similar characteristics.

Crown Vantage Inc.

NOTE 7
--------------------------------------------------------------------------------
INCOME TAXES

THE COMPONENTS OF INCOME (LOSS) BEFORE INCOME TAXES WERE AS FOLLOWS:
----------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                 1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Domestic                                                          $ (55,348)     $ (45,838)      $ 69,156
Foreign                                                               5,778          5,834          5,980
----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                 $ (49,570)     $ (40,004)      $ 75,136
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT) CONSISTED OF THE FOLLOWING:
----------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                 1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Current:
     Federal                                                      $    (693)     $  (6,542)      $ 23,108
     State                                                            1,775           (478)         4,295
     Foreign                                                          1,497          1,994            629
----------------------------------------------------------------------------------------------------------
       Total current income tax expense (benefit)                     2,579         (5,026)        28,032
----------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                                        (18,063)        (9,444)          (268)
     State                                                           (2,193)        (1,052)           (49)
     Foreign                                                            327            322          2,151
----------------------------------------------------------------------------------------------------------
       Total deferred income tax provision (benefit)                (19,929)       (10,174)         1,834
----------------------------------------------------------------------------------------------------------
        Income tax expense (benefit)                              $ (17,350)     $ (15,200)      $ 29,866
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

Principal reasons for the difference between the federal statutory income tax rate on the income (loss) before income taxes, and the Company's effective income tax rate were as follows:

----------------------------------------------------------------------------------------------------------
                                                                         Percent of Pretax Income (Loss)
----------------------------------------------------------------------------------------------------------
                                                                       1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Federal statutory income tax rate                                     (35.0)%        (35.0)%        35.0%
State income taxes, net of federal income tax effect                   (3.8)          (3.8)           4.0
Amortization of goodwill                                                 .7             .9            0.5
Other items, net                                                        3.1            (.1)           0.3
----------------------------------------------------------------------------------------------------------
Effective income tax rates                                            (35.0)%        (38.0)%        39.8%
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

The income tax effects of temporary differences that gave rise to the net deferred tax liabilities as of December 28, 1997 and December 29, 1996, were as follows:

----------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                                1997           1996
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Excess of book over tax basis of property, plant and equipment                   $ 129,073      $ 132,452
Pension benefits, net                                                               13,943         12,767
Discount on Pay-in-Kind Notes                                                        4,675          5,174
Other items                                                                          4,881          4,069
----------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                     152,572        154,462
----------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                        (40,874)       (41,519)
Accrued liabilities                                                                (17,399)       (16,092)
Net operating loss carryforward                                                    (25,789)        (8,100)
Other items                                                                           (890)        (1,582)
----------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                          (84,952)       (67,293)
----------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                        $ 67,620        $87,169
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

Crown Vantage Inc.

The Company has recorded $17.7 million and $8.1 million in deferred tax benefits for the 1997 and 1996 net operating losses, respectively. The Company has federal and state net operating loss carryforwards of approximately $45.6 million for 1997 and $19.9 million for 1996 that expire in the year 2012 and 2011, respectively. The Company made estimated tax payments in 1997 and 1996 of $.7 million and $1.6 million, respectively, of which $1.2 million from 1996 was recovered in 1997. Cash payments for income taxes paid by the Company subsequent to the Spin-Off through December 31, 1995, totaled $11.2 million.

In connection with the Spin-Off, James River and the Company entered into a tax sharing agreement, pursuant to which James River generally is responsible for all federal and state income and franchise taxes for taxable periods ending on or prior to August 27, 1995. The Company is responsible for all federal and state income and franchise taxes of the Crown Vantage group for taxable periods beginning after August 27, 1995. The Company generally is responsible for all unpaid taxes on its foreign subsidiaries, state and local taxes, other than income and franchise taxes, such as property, sales, use and payroll taxes related to the Crown Vantage group for all periods, including periods prior to August 27, 1995. James River will pay taxes related solely to the Spin-Off and the transactions contemplated thereby, provided that the Spin-Off and the transactions contemplated thereby are treated in accordance with the Internal Revenue Service Ruling ("IRS Ruling") relating to the tax-free treatment of the Spin-Off. Any taxes imposed by virtue of the Spin-Off and the transactions resulting thereby not being treated in accordance with the IRS Ruling shall be borne by the party solely causing the Spin-Off or the transactions resulting thereby not to be so treated. If neither party is solely at fault, any such taxes and liabilities would be shared, with the Company to be responsible for 20% and James River to be responsible for 80% of any such amounts.

NOTE 8
--------------------------------------------------------------------------------
PENSION PLANS

In connection with the Spin-Off, the Company and James River entered into an agreement with the Pension Benefit Guaranty Corporation (the "PBGC") whereby the Company's U.S. pension plans transferred to the Company and corresponding accumulated participant benefits were frozen (the "Frozen Plans"). New pension plans (the "New Plans") that have terms substantially similar to the Frozen Plans were then established by the Company. James River has also entered into an agreement with the PBGC which provides that, if the PBGC institutes proceedings to terminate a Frozen Plan, James River may either assume sponsorship of the plan or will be responsible for all liability arising from the termination of the plan as if it were the plan sponsor. James River's contingent obligation with respect to the Frozen Plans will generally end when there are no unfunded benefit obligations for the Frozen Plans. James River and the Company have entered into an agreement (the "Pension Funding Agreement") that establishes minimum funding requirements by the Company for the Frozen Plans that are at least equal to minimum funding requirements pursuant to Section 412 of the Internal Revenue Code.

Benefits under the majority of plans for hourly employees are primarily based on stated benefits per year of credited service. Benefits for salaried employees are primarily related to compensation and years of credited service. Contributions to the New Plans are made in amounts sufficient to meet the minimum funding requirements of applicable laws and regulations plus additional amounts, if any, as management, in consultation with its actuaries, deems to be appropriate. Contributions to multiemployer plans are generally based on negotiated labor contracts. Plan assets consist principally of equity securities and corporate and government obligations.

The present value of benefit obligations, related components of pension costs and plan assets were derived from actuarial calculations. Components of pension cost for 1995 were derived from actuarial calculations of these components within the James River plans.

Crown Vantage Inc.

The components of the Company's net pension cost, which includes the Company's pension plan in Scotland, were as follows:

----------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                 1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Service cost                                                        $ 5,310        $ 5,344        $ 4,405
Interest accrued on projected benefit obligation                     19,305         19,055         20,665
Net investment income on plan assets                                (69,794)       (27,088)       (46,374)
Net amortization and deferral                                        45,827          6,196         26,081
Contributions to multiemployer pension plans                             53             52             61
----------------------------------------------------------------------------------------------------------
Net pension cost                                                    $   701        $ 3,559        $ 4,838
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

Net amortization includes amortization of the net transition assets, net experience gains and losses, and prior service costs over 15 to 20 years.

The actuarial assumptions used in determining net pension costs and related pension obligations were as follows:

----------------------------------------------------------------------------------------------------------
                                                                       1997           1996           1995
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Discount Rate                                                          7.5%           8.0%           7.5%
Assumed rate of increase in compensation levels                        4.0%           4.0%           5.0%
Expected long-term rate of return on plan assets                      10.0%          10.0%          10.0%
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

The following table sets forth the funded status of the Company's U.S. and Scottish pension plans at December 28, 1997, and December 29, 1996:

---------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                            1997                         1996
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                           ASSETS    ACCUMULATED         Assets    Accumulated
                                                           EXCEED       BENEFITS         Exceed       Benefits
                                                      ACCUMULATED         EXCEED    Accumulated         Exceed
                                                         BENEFITS         ASSETS       Benefits         Assets
---------------------------------------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefits                                    $ 234,870       $ 16,602      $ 214,534       $ 15,136
     Nonvested benefits                                    14,048          1,194         13,801          1,060
---------------------------------------------------------------------------------------------------------------
       Accumulated benefit obligation                     248,918         17,796        228,335         16,196
Effect of projected future salary increases                14,105            229          4,810              3
---------------------------------------------------------------------------------------------------------------
Projected benefit obligation                              263,023         18,025        233,145         16,199
Plan assets at fair value                                 320,669         16,455        268,258         13,855
---------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
     projected benefit obligation                          57,646         (1,570)        35,113         (2,344)
Unrecognized net (gain) loss                              (25,049)           198        (11,344)         1,470
Unrecognized prior service cost                             9,082          2,193          8,568          2,353
Unrecognized net transition (asset) liability              (3,413)            65           (359)           101
Minimum pension liability                                                 (2,184)                       (3,924)
---------------------------------------------------------------------------------------------------------------
Net pension asset (liability)                           $  38,266       $ (1,298)     $  31,978       $ (2,344)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Crown Vantage Inc.

Other assets include net noncurrent pension assets of $38.0 million and $33.6 million as of December 28, 1997, and December 29, 1996, respectively, exclusive of the additional minimum pension liabilities. As of December 28, 1997, and December 29, 1996, the additional minimum pension liabilities of $2.2 million and $3.9 million, respectively, were offset by intangible assets of $1.7 million and $2.4 million, respectively. The additional minimum pension liabilities at December 28, 1997, and December 29, 1996 were offset by charges to shareholders' equity of $.3 million, net of deferred taxes of $.2 million, and $.9 million, net of deferred taxes of $.6 million, respectively.

NOTE 9
--------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Salaried employees hired before January 1, 1993, generally become eligible for retiree medical benefits after reaching age 55 with 15 years of service or after reaching age 65. Under the salaried plan, post-age 65 eligible retirees are reimbursed for a portion of the cost of premiums of Medicare supplement insurance policies, based upon vested years of service. Post-age 65 salaried retirees are also reimbursed for certain prescription drug costs, less deductibles. Pre-age 65 eligible retirees are paid a stated percentage of covered medical expenses, less deductibles. Salaried employees hired after January 1, 1993, are not eligible for retiree medical benefits. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and collective bargaining unit. All of the Company's retiree medical plans are unfunded.

For the period subsequent to the Spin-Off, the consolidated financial statements include net periodic postretirement benefit costs that were actuarily determined by the Company. The consolidated financial statements include net periodic postretirement benefit costs allocated from the James River plans for the period up to and including the date of the Spin-Off. The components of the Company's net periodic postretirement benefit costs were as follows:

------------------------------------------------------------------------------------------------
(amounts in thousands)                                       1997           1996           1995
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Service cost                                              $ 1,090        $ 1,582        $ 1,511
Interest cost on accumulated postretirement
     benefit obligation                                     5,033          5,919          7,094
Net amortization                                           (3,886)        (1,965)        (1,949)
------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                  $ 2,237        $ 5,536        $ 6,656
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Net amortization includes amortization of prior service costs and gains and net experience gains and losses over 15 years. The discount rate used in determining the accumulated postretirement benefit obligation ("APBO") was 7.5% and 8.0% as of December 28, 1997, and December 29, 1996, respectively. At December 28, 1997, and December 29, 1996, unrecognized net gain, APBO and postretirement benefit costs for active employees assigned to, and the retirees associated with, the Company were actuarily determined by the Company. Changes in actuarial assumptions for 1997 resulted in reductions to the net periodic postretirement benefit cost and accumulated postretirement benefit obligation of $2.5 million and $11.9 million, respectively, as of December 28, 1997.

Crown Vantage Inc.

Summary information on the Company's plans is as follows:


---------------------------------------------------------------------------------
(amounts in thousands)                                       1997           1996
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees                                                $  30,270      $  43,392
Fully eligible active participants                         20,246         11,000
Other active participants                                  20,007         24,931
---------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation        70,523         79,323
Unrecognized net gain                                      22,777         13,418
Unrecognized prior service gain                            12,101         14,050
---------------------------------------------------------------------------------
Accrued postretirement benefit obligation               $ 105,401      $ 106,791
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

As of December 28, 1997, and December 29, 1996, the Company included $3.0 million and $5.5 million, respectively, of accrued postretirement benefit costs in accrued liabilities, representing the estimated current portion of this liability.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0% in 1997, declining by 0.5% per year through 2002 to an ultimate rate of 4.5%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 28, 1997, would have increased by $7.9 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 would have been an increase of $.7 million.

NOTE 10

COMMITMENTS AND CONTINGENT LIABILITIES

LEASES
As of December 28, 1997, future minimum rental payments under noncancelable operating leases were as follows:

-----------------------------------------
                                 Minimum
(amounts in thousands)           Rentals
-----------------------------------------
1998                            $  6,565
1999                               5,348
2000                               5,283
2001                               5,004
2002                               4,333
Later years                       13,772
-----------------------------------------
Total future minimum rentals    $ 40,305
-----------------------------------------
-----------------------------------------

Rent expense totaled $6.6 million in 1997, $6.7 million in 1996 and $8.8 million in 1995.

LITIGATION AND ENVIRONMENTAL MATTERS
The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental protection statutes and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of the Company but could materially affect consolidated results of operations in a given year. The

Company has accrued estimated landfill site restoration, post-closure and monitoring costs totalling $12.0 million and $11.1 million at December 28, 1997, and December 29, 1996, respectively.

The Company has been identified as a potentially responsible party ("PRP"), along with others, under the Comprehensive Environmental Response, Compensation and Liability Act or similar federal and state laws regarding the past disposal of wastes at 20 sites in the United States. The company has previously settled its remediation obligations at 11 of these sites. At 8 other sites, the Company is one of many PRPs and its alleged contribution to the site and remediation obligation is not considered significant. At one other site, remedial investigation is under way and a loss estimate for the potential remediation effort costs is not yet possible. However, the Company's accrual for the remedial investigation effort was $.6 million and $.7 million at December 28, 1997, and December 29, 1996, respectively. The liabilities can change substantially due to such factors as the solvency of other potentially responsible parties, the Company's share of responsibility, additional information as to the nature or extent of contamination, methods of remediation required, and other actions by governmental agencies or private parties. While it is not feasible to predict the outcome of all environmental liabilities, based on our most recent review, management estimates that the Company's share of the costs of investigation and remediation of the known sites will not have a material adverse effect upon the consolidated financial condition of the Company.

Due to uncertainties associated with remediation activities, regulations, technologies, and the allocation of costs among various other parties, actual costs to be incurred at identified sites may vary from the estimates. Therefore, management is unable to determine if the ultimate disposition of all known environmental liabilities will have a material adverse effect on the Company's consolidated results of operations in a given year. In addition, as is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with such additional sites would not be material.

In November 1997, the Environmental Protection Agency signed final rules affecting pulp and paper industry discharges of wastewater and gaseous emissions ("Cluster Rules"). These Cluster Rules require changes in the pulping, bleaching and/or wastewater treatment processes presently used in some U.S. pulp and paper mills, including some of the Company's mills. Based on management's understanding of the rules, the Company estimates that approximately $40 million of capital expenditures may be required to comply with the rules with compliance dates, with respect to the changes, beginning in 1998 and extending over the next three to eight years. There are risks and uncertainties associated with the Company's estimate that could cause the total capital expenditures to be materially different, including changes in technology, interpretation of the rules that is substantially different from those of the related agencies, or other items.

NOTE 11
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

PREFERRED STOCK
The Company, without further action by the shareholders, is authorized to designate and issue up to approximately 500,000 shares (in series) of Preferred Stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications.

SHAREHOLDER RIGHTS PLAN
The Company has a rights plan designed to assure that the Company's shareholders receive fair and equal treatment in the event of a proposed takeover of the Company. Each share of Crown Vantage Common Stock has an associated preferred share purchase right (a "Right") entitling the Right holders to purchase 1/1,000 of a share of Series A Cumulative Participating Preferred Stock (the "Preferred Share") at an initial price of $85 (the "Purchase Price"). Each Preferred Share will have a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to an aggregate dividend of 1,000 times each dividend on a share of Crown Vantage Common Stock.

Crown Vantage Inc.

The Rights will be exercisable only if a person or group acquires, or obtains the right to acquire, beneficial ownership of 15% or more of the Company's outstanding Common Stock or announces a tender or exchange offer for 15% or more of the Company's outstanding Common Stock. Upon the occurrence of certain other events, each Right entitles the holder to receive (in lieu of Preferred Shares) shares of Common Stock of the Company (or, in certain circumstances, cash, property, or other securities of Crown Vantage or, in certain other circumstances, common stock of the acquiring entity) having a value of two times the Purchase Price.

The Company will be entitled to redeem the Rights at $.01 per Right at any time not later than 10 days after a person or group has acquired 15% or more of the outstanding Common Stock of the Company. Until such time as they may be subject to exercise, these Rights will not be issued in separate form and may not be traded other than with the shares to which they are attached. If unexercised or unredeemed, the Rights will expire September 1, 2005.

INCENTIVE STOCK PLAN
The Company has adopted the 1995 Incentive Stock Plan. The Incentive Stock Plan is a long-term incentive plan designed to align the efforts and rewards of officers and key employees with the maximization of Company performance and increases in shareholder value. Under the Incentive Stock Plan, a maximum of 1,400,000 shares of the Company's Common Stock may be issued upon the exercise of options and under awards of restricted stock, incentive stock, and deferred stock.

A total of 70,600 and 190,500 shares of restricted stock was awarded during 1997 and 1996, respectively. At December 28, 1997, and December 29, 1996, 234,300 and 209,300 shares, respectively, of restricted stock were unvested. The market value of restricted stock at each date of grant has been recorded as unearned compensation and is being amortized to expense ($880,000 in 1997 and $840,000 in 1996) over the vesting periods, which range from one to six years.

OUTSIDE DIRECTORS' STOCK PLAN AND OPTION PLAN
The Company awards to each outside director that number of shares of Crown Vantage Common Stock that, when multiplied by the fair market value of Crown Vantage Common Stock at the grant date, most closely approximates (but does not exceed) $12,500. In addition, the Company will determine an amount of cash compensation to be paid to each outside director ("Cash Award"). If the outside director so elects, the outside director will be awarded the number of shares of Crown Vantage Common Stock that, when multiplied by the fair market value at the grant date, most closely approximates (but does not exceed) 1.2 times the Cash Award.

Upon joining the board, each outside director is granted an option to purchase 3,000 shares of Crown Vantage Common Stock (the "Outside Directors' Option Plan"). As of each April 15 thereafter, each outside director is granted an option to purchase 1,000 shares of Crown Vantage Common Stock. Options under the Outside Directors' Option Plan generally have option prices based on average high and low trading prices for the ten-day periods preceding the grant dates and the options expire ten years after the grant dates.

NOTE 12
--------------------------------------------------------------------------------
STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. The exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant and as a result no compensation expense is recognized under APB 25. As discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options.

Stock options granted in 1997 and 1996 generally vest over a three-year period and have maximum contractual lives of 10 years. A summary of the Company's stock option activity and related information for the years ended December 28, 1997, and December 29, 1996, follows:

Crown Vantage Inc.

                                            1997                            1996
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                      Options    Weighted-Average     Options  Weighted-Average
                                                   Exercise Price                Exercise Price
------------------------------------------------------------------------------------------------
Outstanding-beginning of year         863,000              $17.48     490,600           $22.88
     Granted                          791,100              $ 6.44     389,600           $10.86
     Exercised                         (7,700)             $ 6.31
     Forfeited                       (790,900)             $16.11     (17,200)          $20.28
                                    ----------                        ---------
Outstanding-end of year               855,500              $ 7.24     863,000           $17.48
                                    ----------                        ---------
                                    ----------                        ---------
Exercisable at end of year            224,900              $ 6.79     180,000           $22.39

Weighted-average fair value of
          options granted during
          the year                                         $1.36(1)                     $ 2.58(1)
------------------------------------------------------------------------------------------------

(1)       Using the Black-Scholes option valuation model discussed below.

Exercise prices for options outstanding as of December 28, 1997, ranged from $6.31 to $11.44 with a weighted average exercise price of $7.24 per share. The weighted-average remaining contractual life of those options is 9 years. During the second quarter of 1997, the Company granted employees the opportunity to exchange stock options granted during 1996 and 1995 for ratably fewer options repriced as of April 29, 1997. The replacement stock options contained an exercise price of $6.31 versus a weighted average exercise price of $17.48 for the 1996 and 1995 options. Substantially all of the 1997 forfeitures resulted from this exchange.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.45% and 6.36% for 1997 and 1996, respectively; dividend yield of 3.0% for 1997 and 1996; volatility factor of the expected market price of the Company's common stock of .18 and .19 for 1997 and 1996, respectively; and a weighted-average expected life of the option of 7 years for 1997 and 1996. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss for 1997 and 1996 is $32.6 million and $25.7 million, respectively. The Company's pro forma loss per share in 1997 and 1996 is $3.66 and $2.99, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Crown Vantage Inc.

NOTE 13
--------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an Employee Stock Ownership Plan ("ESOP") which is available to substantially all employees of the Company. Participants may elect to contribute up to 10% of their compensation as pretax contributions under Internal Revenue Code Section 401(k). The Company will make matching contributions (up to a maximum of 6%) which vary based upon each participant's contribution as a percent of their compensation.

The ESOP was initially funded by a $10 million loan from Crown Paper Co. and the proceeds were used to purchase 444,000 shares of the Company's Common Stock. The loan was completely repaid in 1997. On May 2, 1997, an additional 500,000 shares of Common Stock of the Company were purchased at the average of the high and low prices for the previous 10 days trading period. This purchase was funded by a loan of $3 million to the ESOP from Crown Paper Co. bearing interest at 11% and is due May 1, 2004. The Company's annual contributions to the ESOP in the form of matching contributions will be at least equal to the amount needed by the ESOP to make the principal and interest payments on the loan, less dividends received by the ESOP on unreleased shares.

The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees who make 401(k) contributions that year, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheet. As the Company recognizes compensation expense for its matching contribution, shares are committed for release from collateral and the shares become outstanding for earnings per share computations.

Compensation expense for the 401(k) match and the ESOP was $2.7 million in 1997 and $2.5 million in 1996. The ESOP shares as of December 28, 1997, and December 29, 1996, were as follows:

------------------------------------------------------------------
                                             Number of Shares
                                         1997                1996
------------------------------------------------------------------
------------------------------------------------------------------
Allocated shares                      516,000             188,000
Shares released for
     allocation                       101,000              82,000
Unearned shares                       327,000             174,000
------------------------------------------------------------------
Total ESOP shares                     944,000             444,000
------------------------------------------------------------------
------------------------------------------------------------------
Fair value of unearned shares
at end of year                    $ 2,534,000         $ 1,368,000
------------------------------------------------------------------
------------------------------------------------------------------

NOTE 14
--------------------------------------------------------------------------------
TIMBERLANDS SALE AND MILL CLOSURE CHARGE

During the fourth quarter of 1997, the Company sold approximately 108,000 acres of timber producing properties for approximately $36 million and recognized a gain of $13.5 million. These properties have accounted for less than 5% of the wood fiber required by the Company's pulp mills at Berlin and St. Francisville. As part of the transaction in the Northeastern United States, the Company entered into a long-term wood supply contract with the buyer to supply wood for the Berlin mill. The Company has retained ownership of certain standing timber in the Southeastern United States and entered into a cutting plan contract with the buyer in order to continue supplying wood fiber to the St. Francisville mill. Proceeds from the sale of the Company's timberlands were used to prepay Term Loan A.

During the fourth quarter of 1997, the Company closed its Newark, Delaware, facility and is seeking a buyer for this site. Newark produced approximately 2,200 tons of paper during 1997. The Company shifted most of the Newark mill's production to other mills. The Company recorded a charge related to the closure of the mill in the fourth quarter of 1997 totalling $3.3 million.

NOTE 15
-------------------------------------------------------------------------------
QUARTERLY FINANCIAL SUMMARY (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
(amounts in thousands, except shares         First         Second          Third         Fourth
and earnings (loss) per share amounts)     Quarter        Quarter        Quarter        Quarter           Year
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1997
Net sales                                $ 228,641      $ 224,932      $ 226,808      $ 217,111      $ 897,492
Gross margin                                17,164         10,752         20,598         11,526         60,040
Net loss                                    (9,634)       (10,852)        (6,625)        (5,109)       (32,220)
Basic loss per share                         (1.10)         (1.22)          (.74)          (.56)         (3.61)
Shares used to compute loss per share        8,732          8,903          8,979          9,061          8,931
Stock price    -  High                       8 1/2          9 1/2         12 1/4             12         12 1/4
               -  Low                        6 3/8          5 1/2          7 1/2          7 1/8          5 1/2
               -  Close                      6 5/8          7 1/8         11 3/4          7 3/4          7 3/4
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1996
Net sales                                $ 252,853      $ 230,564      $ 221,064      $ 220,895      $ 925,376
Gross margin                                32,894         23,049         11,332          7,682         74,957
Net income (loss)                            3,062         (2,962)        (9,568)       (15,336)       (24,804)
Basic earnings (loss) per share                .36           (.35)         (1.11)         (1.77)         (2.89)
Shares used to compute earnings
 (loss) per share                            8,518          8,561          8,618          8,686          8,596
Stock price    -  High                      17 3/8         17 1/4        14 5/16         12 1/2         17 3/8
               -  Low                       13 1/2             14          9 1/4          7 3/4          7 3/4
               -  Close                     14 1/2         14 1/2         11 3/4          7 7/8          7 7/8
---------------------------------------------------------------------------------------------------------------

Note: Prior period earnings (loss) per share and shares used to compute earnings (loss) per share have been restated to conform with SFAS No. 128 (see "Note 2"). The restatement did not materially impact earnings (loss) per share as previously reported.

46