Form 10-K405, Exhibit 13
period 1998-12-27
CROWN VANTAGE INC
filed 1999-03-26
CIK 948073

                                                                    EXHIBIT 13.1

Crown Vantage Inc.


Selected Financial Data
-----------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December
-----------------------------------------------------------------------------------------------------------------
(dollar amounts in millions)                               1998       1997       1996       1995(a)      1994(a)
-----------------------------------------------------------------------------------------------------------------
Results of Operations
   Net sales                                            $   851    $   897    $   925    $ 1,077      $   875
   Gross margin                                              54         60         75        156           43
   Selling and administrative expenses                       62         56         52         56           57
   Operating income (loss) (b)                             (172)        14         23        100          (14)
   Interest expense                                          65         65         63         26            2
   Net Income (loss) before extraordinary item             (159)       (32)       (25)        45          (10)
   Basic loss per share before extraordinary item (c)    (16.79)     (3.61)     (2.89)

Balance Sheet Data
   Cash and cash equivalents                            $    10    $    11    $     1    $     5      $    12
   Working capital                                           55         43         36         87           98
   Property, plant and equipment, net                       434        621        678        668          699
   Total assets                                             689        881        946        985          987
   Total long-term debt                                     556        545        553        567           26

Other Financial Data
   EBITDA (d)                                           $    79    $   100    $   104    $   180      $    63
   Capital expenditures                                      42         59         81         47           53
   Operating income (loss) before fixed asset
     write-downs and other charges and gains (e)             (8)         4         23        100          (14)

Selected Operating Data
   Employees                                              3,552      3,850      3,995      4,162        4,324
   Tons sold (thousands of tons)                            969        982        948        985          990
   Pulp purchases (thousands of tons)                       285        252        261        289          309
   Pulp sold (thousands of tons)                             86         57         43         44           57
-----------------------------------------------------------------------------------------------------------------

(a) Includes the actual consolidated results of operations and other financial and operating data of the Company for the four months ended December 31, 1995 as well as the historical combined results of certain operations of James River Corporation of Virginia (now known as "Fort James Corporation") that comprised a substantial part of its Communication Papers Business and the paper-based part of its Food and Consumer Packaging Business for the eight months ended August 27, 1995 and the year ended December 25, 1994.

(b) 1998 operating loss includes a $146.9 million fixed asset write-down (mainly at the Berlin-Gorham, N.H. pulp and paper mills) and a $16.9 million charge for the discounted net future lease payments for a co-generation facility at the St. Francisville, La., mill that no longer provides substantive use or benefit to the mill. 1997 operating income includes a $13.5 million gain from the sale of timberlands and a $3.3 million charge due to the closure of the Newark, Del., facility.

(c) Basic loss per share is restated to conform with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic earnings per share prior to 1996 are not presented since the Company was not a separate entity with its own capital structure prior to the Spin-Off on August 25, 1995. The 1998 extraordinary gain is from the return of $33.2 million in Pay-in-Kind Notes from Fort James, which is $19.0 million net of tax.

(d) EBITDA represents income (loss) before income taxes, interest expense and depreciation and amortization. 1998 EBITDA excludes the $146.9 million fixed asset write-down and the $16.9 million charge discussed in footnote
     (b) above, and it includes a $3.0 million work force reduction charge. 1997 EBITDA includes a $13.5 million gain on sale of timberlands and a $3.3 million charge due to the closure of the Newark, Del., facility. 1994 EBITDA includes $6.0 million in severance and other items. EBITDA is not presented herein as an alternative measure of operating income or cash flow from operations (both as determined in accordance with generally accepted accounting principles) but rather to provide additional information related to the Company's ability to service debt.

(e)  Excludes items discussed in (b) above.

Crown Vantage Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

--------------------------------------------------------------------------------
Corporate Overview


Business Segments
Crown Vantage Inc. and subsidiaries (the "Company" or "Crown Vantage") is a major producer of value-added paper products for a diverse array of end-uses. The Company operates in two segments: printing and publishing papers and specialty papers. Printing and publishing papers are primarily for applications such as special interest magazines, books, custom business forms, corporate communications and promotions (e.g., annual reports and stationery) and other graphics applications. Specialty papers are principally for food and retail packaging applications and conversion into such items as coffee filters, labels, cups and plates, and disposable medical gowns.

The Company's two largest facilities are integrated operations located in St. Francisville, La., and Berlin and Gorham, N.H. St. Francisville produces coated groundwood papers for magazines and catalogs and uncoated specialty converting papers. Berlin-Gorham primarily produces uncoated printing and publishing papers as well as market pulp. The Company also produces uncoated printing and publishing papers at its non-integrated facilities in Adams, Mass.; Ypsilanti, Mich., and Dalmore and Guardbridge, Scotland. The Company's food and retail packaging papers are produced primarily at non-integrated facilities in Port Huron and Parchment, Mich., and Milford, N.J. In addition to its primary paper-making operations, the Company operates a cast-coating facility in Richmond, Va., that produces coated paper and board for graphics and packaging uses.

The Company believes that its broad manufacturing capabilities allow it to offer a wider range of products and basis weights serving more specialized markets than most of its North American competitors. The Company focuses its operations on the higher value-added market niches of the segments in which it competes. Papers produced for such niches generally command higher prices and tend to be less cyclical than commodity grades because they are used for more specialized applications and there are fewer substitutes for these products.

Consolidated Results of Operations -- 1998 Compared to 1997
Net Sales: The Company's net sales decreased by 5.2% to $851.0 million for the 52-week year ended December 27, 1998 compared to $897.5 million for the 52-week year ended December 28, 1997. The decrease in sales is largely due to a 3.9% decrease in average net sales price per ton and a 1.3% decrease in tons sold during 1998 compared to 1997.

Operating Income (Loss)
The Company had an operating loss of $172.1 million in 1998 compared to operating income of $14.3 million in 1997. The decrease in operating results is attributable to fixed asset write-downs of $146.9 million (primarily at the Berlin-Gorham, N.H., pulp and paper mill) and a charge of $16.9 million that represents the discounted net future lease payments for a co-generation facility at the St. Francisville, La., mill that no longer provides substantive use or benefit to the mill (see Note 2 and Note 13 to the Consolidated Financial Statements). 1997 operating income included a gain of $13.5 million for the sale of timberlands and a charge of $3.3 million for closure of the Newark, Del., facility. Excluding the fixed asset write-down and co-generation charge discussed above, the operating loss in 1998 was $8.3 million compared to operating profit of $4.2 million in 1997, excluding the mill closure charge and timberland sale gain discussed above. Contributing to the decline in operating results are the decreases in average net sales price per ton and tons sold discussed above that are partially offset by reduced costs primarily from lower raw material costs and the Company's cost reduction program. Gross margin as a percent of sales was 6.4% for 1998 compared to 6.7% for 1997. The gross margin decrease was due to the decline in net sales price per ton discussed above, which was partially offset by a 3.6% decrease in average cost per ton sold in 1998 compared to 1997.

Selling and administrative expenses increased $6.5 million to $62.4 million in 1998 compared to $55.9 million in 1997. The increase is primarily due to Year 2000 compliance costs, one-time expenditures associated with certain of the Company's strategic initiatives, higher sales and marketing costs associated with stocking programs to provide faster delivery times to customers and one time contractual compensation costs.

Interest Expense
Interest expense decreased from $65.2 million in 1997 to $64.7 million in 1998. The decrease in interest expense is primarily due to debt reduction that occurred in the fourth quarter of 1997.

Crown Vantage Inc.


Tax Provision
The income tax benefit in 1998 totaled $75.9 million compared to $17.4 million in 1997. The income tax rates were 32.2% in 1998 and 35.0% in 1997. Income tax benefits for 1998 have been reduced by a deferred tax asset valuation allowance of $14.2 million. The Company anticipates that, in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," tax benefits resulting from operating losses in the foreseeable future would at least be partially offset by deferred tax asset valuation allowances.

Basic Loss Per Share
Basic loss per share was $14.79 for 1998, $3.61 for 1997 and $2.89 for 1996. Diluted losses per share are not presented as these amounts are the same as basic losses per share.

--------------------------------------------------------------------------------
Results of Operations by Business Segment

--------------------------------------------------------------------------------
Net Sales and Tonnage by Segment
--------------------------------------------------------------------------------
For the Year Ended                          1998          1997         1996
--------------------------------------------------------------------------------
(sales in millions, tons in thousands)  Tons   Sales   Tons  Sales  Tons  Sales
Printing and Publishing Papers:
  Coated groundwood                      289   $232    280   $198    258   $214
  Uncoated                               241    221    239    233    240    239
  Other (a)                              118     60    109     82     96     83
Specialty Papers                         321    338    354    384    354    389
--------------------------------------------------------------------------------
Total Company                            969   $851    982   $897    948   $925
================================================================================

(a) Represents market sales of pulp to third parties, toweling, and cast-coated papers. Pulp sales excludes approximately 32,000 tons in 1998, 42,000 tons in 1997, and 44,000 tons in 1996 that were transferred to other Company facilities.

Operating Income (Loss) by Segment (in millions)
--------------------------------------------------------------------------------
  For the Year Ended                          1998         1997        1996
--------------------------------------------------------------------------------
Printing and Publishing Papers               $(166)       $   1       $  12

Specialty Papers                                (6)          13          11
--------------------------------------------------------------------------------
Total operating income (loss)                $(172)       $  14       $  23
================================================================================


Printing and Publishing Papers
Within this business segment, the Company produces coated groundwood and uncoated freesheet papers. This segment also includes the Company's toweling and pulp operations in Berlin-Gorham, N.H., and cast-coating operations in Richmond, Va.

The Company's coated groundwood papers are produced and sold for end-use products such as specialty magazines, catalogs, direct mail, and advertising supplements. The strength of the coated groundwood market is largely driven by the strength of the retail market and is correlated with retailer advertising expenditures. Net sales of coated groundwood papers increased 17.3% in 1998 compared to 1997. The increase is primarily due to a 13.5% increase in average net sales price per ton and a 3.4% increase in tons sold. While demand for coated groundwood papers was strong for most of 1998, coated paper imports increased significantly during the year resulting in industry-wide mill inventory builds and price discounting during the latter part of 1998. The current supply/demand imbalance poses a threat of continued price discounting that may negatively impact prices of the Company's coated groundwood papers in future periods.

Customer end-use products within uncoated printing and publishing papers include stationery, custom business forms, books and manuals, annual reports and other forms of corporate communications. Demand for the Company's uncoated printing and publishing products is correlated with economic cycles, since these papers are predominantly used in business-related activities and commercial printing. The Company's specialty niches within the uncoated

Crown Vantage Inc.


printing and publishing papers category make Crown Vantage less susceptible, though not immune, to economic cycles. Net sales for uncoated printing and publishing papers decreased 5.0% during 1998 compared to 1997. The decrease in net sales is primarily due to a 5.7% decrease in average sales price per ton. Despite strong domestic demand, the current economic crisis in Asia coupled with a strong U.S. Dollar have resulted in lower exports by U.S. paper producers and increased imports into the U.S. from Asia, Europe, and South America. This abundance of uncoated freesheet paper has negatively impacted demand and pricing for some of the Company's uncoated printing and publishing papers, resulting in depressed prices for the Company's lower value products. The 1998 supply levels of these papers in the marketplace also resulted in the Company's partial shift in mix to lower value-added grades in order to maintain volume during this period of supply/demand imbalance, which also negatively impacted the Company's average net selling price.

Other products reported within printing and publishing papers include the Company's toweling, pulp and cast-coating operations. Cast-coating provides a high gloss finish for a premium grade of coated paperboard used for graphics and packaging applications. Net sales decreased by $22.9 million during 1998 compared to 1997 primarily due to a change in product mix as tons sold of higher priced cast-coated papers and toweling, declined by 38.8% and tons of pulp sold increased by 50.1%. The decline in cast-coated papers and toweling is primarily due to the decision by certain customers during the last half of 1997 to use their own internal resources. The Company continues to aggressively pursue replacing the lost tonnage with new product development and trials of engineered papers in progress. Tons of pulp sold is a function of market demand as well as managing, to the Company's best advantage, internal pulp integration. The increase in pulp tons sold is principally due to the availability of pulp for sale that in the prior year was used internally and to improved operating efficiencies.

Operating Income (Loss)
The operating loss of $166.1 million in 1998 declined $167.1 million from an operating profit of $1 million in 1997. The fixed asset write-downs and charges associated with the co-generation facility affected both segments. The allocation of these charges to this segment and the primary reasons for the decline in operating results during 1998 are the fixed asset write-downs of $145.2 million and a $12.1 million charge for the co-generation facility. The 1997 operating profit includes the $13.5 million gain from the sale of certain timberlands and a $3.3 million charge for the closure of the Newark, Del., facility. Operating results before the nonrecurring items discussed above are operating losses of $8.8 million for 1998 and $9.2 million for 1997.

Specialty Papers
Within this segment, the Company produces specialty papers for use in food and retail packaging and converting end uses.

The Company's products, which are concentrated in niche markets for coated and uncoated papers within the specialty packaging industry, are used by its customers to produce items such as labels, multi-wall bags for pet foods, food service papers, flexible packaging, and technical and industrial specialty products such as disposable medical gowns. The Company's specialty packaging papers business is principally driven by consumer spending patterns and has historically exhibited less cyclicality due to general economic trends compared to producers of papers for other end-use products. The Company's specialty packaging papers operations in Milford, N.J., and Parchment and Port Huron, Mich., purchase all of their pulp and are therefore susceptible to pulp price fluctuations. Operating results benefit during periods of decreasing pulp prices and suffer during periods of increasing pulp prices. The Company manufactures specialty converting papers on two paper machines at its fully integrated facility in St. Francisville, La. To meet customer-specific requirements, the Company imparts technical qualities to these value-added papers for conversion by its customers into end-uses such as paper cups and plates, coffee filters, and bacon board.

Specialty papers had net sales of $338.2 million for 1998 compared to net sales in 1997 of $384.5 million. The 12.0% decrease in net sales is primarily due to a 3.1% decrease in average selling price per ton and a 9.2% decrease in tons sold in 1998 compared to 1997. The continuing economic crisis in Asia is indirectly affecting the Company's specialty packaging papers as European producers are redirecting their output to North American markets and as large integrated mills in North America are entering otherwise non-traditional markets, thereby disrupting supply/demand balance and pricing for the Company's specialty packaging papers.

Crown Vantage Inc.


Operating Income (Loss)
The operating loss of $6.1 million in 1998 declined $19.5 million from an operating profit of $13.4 million in 1997. The decrease in operating income in 1998 from 1997 is primarily due to the decline in tons sold and average price per ton discussed above. Contributing to the decline are the fixed asset write-downs of $1.7 million and a $4.8 million charge for the co-generation facility lease allocated to this segment. These were partially offset by lower raw material costs and improved operating efficiencies. Before the nonrecurring items discussed above, this segment had an operating profit of $.4 million in 1998.

--------------------------------------------------------------------------------
Results of Operations -- 1997 Compared to 1996


Net Sales
The Company's net sales decreased by 3.0% to $897.5 million for the 52-week year ended December 28, 1997 compared to $925.4 million for the 52-week year ended December 29, 1996. The decrease in sales is largely due to an unfavorable price variance of $61.5 million that was partially offset by a favorable volume variance of $33.6 million for 1997 compared to 1996. The decrease in sales prices began in early 1996 and prices remained depressed through most of 1997.

Operating Income
Operating income of $14.3 million in 1997 decreased $8.4 million from $22.7 million in 1996. The decrease in operating income is primarily attributable to the decreased pricing discussed above and is partially offset by the Company's cost reduction program, gain on sale of timberlands (see "Liquidity and Capital Resources"), and increased volumes in 1997. Gross margin decreased from 8.1% of net sales in 1996 to 6.7% of net sales in 1997. The gross margin decrease was due to the decline in net sales price per ton discussed above and was partially offset by a 5% decrease in average cost per ton sold in 1997 as compared to 1996.

Selling and administrative expenses increased $3.7 million to $55.9 million in 1997 compared to $52.2 million in 1996. The increase is due to higher commissions, higher depreciation on certain computer systems placed in service during 1997, and expenses associated with the Company's accounts receivable securitization, which were classified as interest expense in the first six months of 1996.

Interest Expense
Interest expense increased from $63.3 million in 1996 to $65.2 million in 1997. The increase in interest expense is primarily due to the higher interest accretion on the Pay-in-Kind Notes during 1997 compared to 1996.

Tax Provision
The income tax benefit in 1997 totaled $17.4 million compared to $15.2 million in 1996. The effective income tax rates were 35.0% and 38.0% in 1997 and 1996, respectively.

Printing and Publishing Papers
Softening demand led to decreasing prices in early to mid-1996 as customers drew down their excess inventories. A temporary oversupply of inventories at the producer level during the latter part of 1996 continued to depress pricing throughout the remainder of 1996 and 1997. Net sales of coated groundwood printing and publishing papers totaled $198.1 million in 1997 compared to $213.6 million in 1996, a 7.3% decrease. The decrease in net sales is due to a 14.4% average decrease in coated groundwood prices in 1997 compared to 1996. This was partially offset by an increase of 21,600 tons sold in 1997 compared to 1996. During the fourth quarter of 1997 a mechanical failure on the No. 2 paper machine at the St. Francisville, La., facility caused a loss in production of approximately 3,000 tons.

Net sales of uncoated printing and publishing papers in 1997 were $233.0 million compared to $239.1 million in 1996, a 2.6% decrease. The decrease in net sales is primarily a result of a 2.2% decrease in the average selling price per ton in 1997 compared to 1996. Tons sold in 1997 were approximately the same as 1996.

Net sales for the Company's toweling, pulp and cast-coating operations declined $1.7 million in 1997 compared to 1996. The decline in net sales is primarily due to a 9.0% decrease in average net sales price per ton and a 2.3% decrease in tons sold for the Company's toweling and cast-coated products. The decrease in average selling price per ton is the result of fewer tons sold from the Company's cast-coating operations whose papers generally command premium pricing. This was partially offset by a 14,700 ton increase in tons sold of pulp.

Crown Vantage Inc.


Operating income from the sale of printing and publishing papers was $1.0 million in 1997, a $10.6 million decrease from operating income of $11.6 million in 1996. The decline in operating income is attributable to the decrease in pricing in both the coated and uncoated printing and publishing papers sectors and fewer tons sold from the cast-coating operations. The decrease in operating income was partially offset by the $13.5 million gain from the timberlands sale and increased volume of coated groundwood sold in 1997 compared to 1996. During the fourth quarter of 1997, the Company closed its Newark, Del., facility and shifted most of the 2,200 tons of the mill's production to its other mills. The Company recorded a charge related to the closure of the mill in the fourth quarter of 1997 of $3.3 million primarily for closure activities, fixed asset write-downs and severance costs.

Specialty Papers
During 1997, Crown Vantage's specialty papers business generated net sales of $384.4 million compared to net sales in 1996 of $388.9 million. The 1.2% decrease in net sales is primarily due to a 1.2% decrease in average selling price per ton in 1997 compared to 1996. During 1997, certain lower priced papers were added to the production mix in order to improve operating results. This is the primary reason for the decline in average sales price.

During 1997, the Company's specialty papers generated operating profits of $13.4 million compared to $11.1 million in 1996. The improvement in operating results is primarily attributed to lower average costs and improved mill efficiency due to the change in product mix discussed above and other cost-saving initiatives during 1997 compared to 1996. Industry pulp prices remained approximately the same in 1997 compared to 1996. Improvements in operating results were partially offset by the price decreases discussed above.

--------------------------------------------------------------------------------
Liquidity and Capital Resources

General
The Company became an independent company upon the spin-off by James River Corporation of Virginia ("James River"), now known as Fort James Corporation ("Fort James"), of certain assets and related liabilities from its Communication Papers Business and the paper-based part of its Food and Consumer Packaging Business. On August 25, 1995, James River distributed to its shareholders all the outstanding stock of Crown Vantage (the "Spin-Off").

In connection with the Spin-Off, Crown Paper Co. (a wholly-owned subsidiary of the Company) entered into a credit facility with a group of banks (the "Bank Credit Facility"), which provided $200 million in term loan financing and a $150 million revolving line of credit. Term Loans A and B totaled $100 million each at issuance with final principal payments due in 2002 and 2003, respectively. The revolving credit is due in 2002 and is available in the aggregate amount of $150 million with a $75 million sublimit for letters of credit (of which $38.2 million has been issued at December 27, 1998). The revolving credit can be used for general corporate purposes, working capital needs, and permitted investments. At December 27, 1998, $75.0 million of the revolving credit was outstanding and $36.8 million of the aggregate line was available if needed. The outstanding balance on Term Loan A was paid in full in October 1997 and had an average interest rate of 8.42% for that year. Term Loan B had an average interest rate of 9.19% during 1998 and 9.14% during 1997. The revolving line of credit had an average interest rate of 8.57% during 1998 and 1997. The Bank Credit Facility is collateralized by substantially all the assets of Crown Paper Co. Also in connection with the Spin-Off, Crown Paper Co. issued $250 million of 11% Senior Subordinated Notes (the "Notes") through a public debt offering, which are unsecured and due in 2005.

As a return of its capital investment in Crown Vantage, James River was paid the net proceeds from Term Loans A and B, the initial borrowing on the revolving line of credit, and the Notes. Also as a return of part of James River's capital investment in Crown Vantage, the Company issued to James River immediately prior to the Spin-Off $100 million of Senior Pay-in-Kind Notes (the "PIK Notes") which are due in 2007. Interest on the PIK Notes, which accrues at 11.45%, is due semi-annually. The interest may be paid in cash or in additional PIK Notes until September 2003; thereafter interest must be paid in cash. Since the PIK Notes were issued, interest payments have been made through the issuance of additional PIK Notes. The PIK Notes were initially recorded at a $15 million discount to reflect an

Crown Vantage Inc.


approximate market rate interest of 13% at the Spin-Off date. On September 28, 1998 Crown Vantage and Crown Paper Co. settled with Fort James a variety of claims that had arisen between the companies. The settlement resulted in the return of $25.1 million of PIK Notes to Crown Vantage and the delivery of $8.1 million of PIK Notes to Crown Paper Co. The $8.1 million in PIK Notes assets held by Crown Paper are reclassified in consolidation against the PIK Notes indebtedness. The settlement resulted in an extraordinary gain of $19.0 million that is net of $2.4 million in expenses and $11.8 million in taxes. The settlement amended the terms of the remaining PIK Notes and allows Crown Vantage the right to call the remaining PIK Notes and accrued interest at fair value at any time prior to their maturity.

Operating Activities
Net cash provided by operating activities was $14.1 million in 1998, $53.8 million in 1997 and $104.9 million in 1996.

The decline in operating cash flows in 1998 compared to 1997 is primarily due to the operating loss before the charges for the fixed asset write-down and co-generation facility (totaling $163.8 million) of $8.3 million in 1998 compared to a $4.2 million operating profit in 1997 (excluding the gain on timberland sale and the facility closure charge) and changes in working capital accounts. The decline in operating cash flows in 1997 compared to 1996, excluding the effect of the $43 million sales of receivables in 1996, primarily results from the $32.2 million net loss incurred in 1997 versus a net loss of $24.8 million in 1996. Cash provided by operating activities in 1996 includes the $43 million in proceeds received from the Company's sales of certain accounts receivable discussed above.

Investing Activities
Net cash used in investing activities totaled $43.9 million in 1998, $20.8 million in 1997 and $81.1 million in 1996. In 1997 the Company realized $36 million in proceeds from the sale of the timberlands, which were used to partially prepay Term Loan A. The Company's business is capital intensive. Pulp and paper mills consist of an extensive network of buildings, machinery, and equipment, which require continual upgrades, replacement, modernization and improvement. Capital expenditures in 1998 totaled $42.1 million primarily for capital maintenance projects and environmental spending. Capital expenditures in 1997 totaled $59.3 million relating primarily to capital maintenance projects and $7.9 million in payments for amounts accrued in 1996, primarily for the 1996 rebuild of the Number 1 paper machine at the Company's St. Francisville mill. Capital expenditures in 1996 were $80.9 million, which related primarily to capital maintenance projects, and $32.9 million for the rebuild of the Number 1 paper machine at the St. Francisville mill. Planned capital expenditures for 1999 are approximately $40 million.

Financing Activities
Net cash provided by financing activities was $28.2 million in 1998. Repayments on Term Loan B totaled $1.8 million in 1998.

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

Crown Vantage Inc.


--------------------------------------------------------------------------------
Other Matters

Market Risk

The Company incurred fixed and variable rate debt in connection with the Spin-Off. In addition, the Company uses variable rate debt to finance operations, for capital spending programs and for general corporate purposes. Futures contracts used to hedge exposures to foreign currency risks are immaterial.

Our market risk exposure for changes in interest rates relates primarily to debt obligations.

The following table presents principal amounts and related weighted average interest rates by year of expected maturity for the Company's debt obligations. For obligations with variable interest rates, the table sets forth interest rates that are based on current rates and principle amounts due and does not attempt to project future interest rates. This information should be read in conjuction with Note 6 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
Debt
--------------------------------------------------------------------------------
                                                           2003 &   Fair value
(In millions)                  1999   2000   2001   2002   beyond   @ 12/27/98
--------------------------------------------------------------------------------
Fixed rate                                                 $356.8     $275.8
  Average interest rates                                    11.12%
  Variable rate               $ 1.0  $ 1.3   $ .8  $122.0  $ 46.1     $171.2
  Average interest rates       9.19%  9.19%  9.19%   8.81%   9.19%
  Industrial Revenue bonds                                 $ 39.3     $ 39.0
  Average interest rates                                     7.55%
--------------------------------------------------------------------------------

The Company's other market risk is primarily due to its ownership of mills in Scotland. The translation of their financial statements from their functional currency to U.S. dollars is accounted for in equity under foreign currency translation adjustments. These operations comprise less than 10% of the Company's sales and assets. Although we monitor foreign currency fluctuations and trends, through December 27, 1998 we have decided not to hedge our net investment in our foreign operations.

Debt Covenants
In connection with the bank credit facility as amended, Crown Paper Co. is required to comply with certain financial covenants that include maintaining minimum quarterly cash flow to debt and interest coverage ratios as well as minimum tangible net worth. Crown Paper Co. amended certain financial covenants, which had been established at the Spin-Off in 1995, in the fourth quarter of 1998, and remained in compliance for 1998. During the first quarter of 1999 the Company again amended these financial covenants for the fiscal year ended December 26, 1999 and remains in compliance with the Bank Credit Facility. The Company has had to amend the debt covenants for each of the last three years including 1999 as the extended weakness in the paper markets prevented the Company from achieving the original financial covenants that were established at the peak of the paper market cycle when the Company was spun off. Without significant improvements in paper markets in 1999 and 2000, the Company anticipates that it will need to revise its 2000 financial covenants when they revert to the 1995 levels.

Work Force Reduction
During 1998 the Company accrued $3.0 million relating to an announced 5% work force reduction. The accrual is for anticipated expenses resulting from the work force reduction, primarily for severance and benefit payments to the approximately 230 affected employees. Both hourly and salaried employees from manufacturing, maintenance, and office staff were affected. As of December 27, 1998 approximately $1.6 million had been paid, and the remainder will be paid during the first half of 1999.

Environmental Expenditures
Pulp and paper manufacturing companies are subject to regulations by various federal, state, local, and foreign agencies concerning the discharge of materials into the environment. These laws and regulations require pulp and paper companies to operate within the standards established by these agencies, which generally requires

Crown Vantage Inc.


substantial capital investments. Like its competitors, the Company has incurred and will continue to incur significant capital expenditures and operating costs to comply with stringent environmental standards. To control and monitor the discharge of pollutants into air, water, and land, the Company spent approximately $21.5 million during 1998 and $18.6 million during 1997. In 1998, approximately $6.4 million of these expenditures were capitalized and $15.1 million were expensed. In 1997, approximately $2.6 million of these expenditures were capitalized and $16.0 million were expensed. The Company has accrued $12.2 million at December 27, 1998 and $12.0 million at December 28, 1997 primarily for estimated landfill site restoration, post-closure and monitoring costs.

The Environmental Protection Agency signed final rules affecting pulp and paper industry discharges of wastewater and gaseous emissions ("Cluster Rules"), which became effective April 15, 1998. These Cluster Rules require changes in the pulping, bleaching and wastewater treatment processes presently used in some U.S. pulp and paper mills, including some of the Company's mills. Based on management's understanding of the rules, the Company estimates that approximately $40 million of capital expenditures may be required to comply with the rules with compliance dates beginning in 1999 and extending over the next two to five years. The Company's 1998 environmental capital spending includes $3.6 million for compliance with the Cluster Rules. There are risks and uncertainties associated with the Company's estimate that could cause total capital expenditures and timing of such expenditures to be materially different from current estimates, including changes in technology, interpretation of rules by government agencies that is substantially different from the Company's interpretation, or other items.

Environmental Legal Proceedings
The Company has been identified as a potentially responsible party ("PRP"), along with others, under the Comprehensive Environmental Response, Compensation and Liability Act or similar federal and state laws regarding the past disposal of wastes at 19 sites in the United States. The Company has previously settled its remediation obligations at 12 of those sites. At 6 other sites, the Company is one of many potentially responsible parties, and its alleged contribution to the site and remediation obligation is not considered significant. At one other site, remedial investigation is under way and an estimate for the potential remediation effort costs is not yet possible. However, the Company's accrual for the remediation investigation effort was $.4 million at December 27, 1998 and $.6 million at December 28, 1997. The liabilities can change substantially due to such factors as the solvency of other potentially responsible parties, the Company's share of responsibility, additional information on the nature or extent of contamination, methods and associated costs of remediation required, and other actions by governmental agencies or private parties. While it is not feasible to predict the outcome of all environmental liabilities, based on its most recent review, management estimates the Company's share of investigation and remediation costs of the known sites will not have a material adverse effect upon the consolidated financial condition of the Company.

Due to uncertainties associated with remediation activities, regulations, technologies, and the allocation of costs among various other parties, actual costs to be incurred at identified sites may vary from estimates. Therefore, management is unable to determine if the ultimate disposition of all known environmental liabilities will have a material adverse effect on the Company's consolidated results of operations in a given year. As with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP or incur liabilities through other means at additional sites in the future or that the costs associated with such additional sites would not be material.

Year 2000
The Year 2000 issue concerns the potential inability of computer applications, information technology systems, and certain software-based "embedded" control systems to properly recognize and process date-sensitive information as the Year 2000 approaches and beyond. The Company could suffer material adverse impacts on its operations and financial results if the applications and systems used by the Company, or by third parties with whom the Company does business, do not accurately or adequately process or manage dates or other information as a result of the Year 2000 issue.

The Company has completed a review of its financial accounting system for purposes of evaluating the Year 2000 issue. The Company's software provider has indicated that it will certify this financial accounting system as Year 2000-compliant upon completion of the next scheduled upgrade. This upgrade, including independent testing performed by the Company, is scheduled for completion during the first quarter of 1999. There can be no assurance that all Year 2000 issues in this software will be adequately resolved by this or other future software releases.

The Company also uses a variety of other software

Crown Vantage Inc.


applications, business information systems, accounting subsystems, process control systems and related software, communication devices, and networking and other operating systems. The Company has completed its inventory of all such systems and is currently in the process of testing, upgrading, replacing, or otherwise modifying these systems to adequately address the Year 2000 issue. The Company believes it will be able to timely modify or replace its affected systems to prevent any material detrimental effects on operations and financial results. The Company anticipates this effort will continue, with appropriate testing, remediation and/or replacement taking place during the first half of 1999. The Company has completed approximately 85% of this effort through 1998. Possible risks of this process include but are not limited to the ability of the Company's personnel and outside vendors to adequately and timely identify and resolve all critical Year 2000 issues, and the Company's ability to secure additional Year 2000 expertise during this time of high demand if an unanticipated material problem requires skills the Company or its third party vendors currently do not possess. The Company can give no assurance that all critical Year 2000 issues will be resolved in a timely manner or that potentially unresolved issues would not have a material adverse impact on the results of operations.

The Company has certain key relationships with customers, vendors and outside service providers. Failure by the Company's key customers, vendors and outside service providers to adequately address the Year 2000 issue could have a material adverse impact on the Company's operations and financial results. The Company is currently assessing the Year 2000 readiness of these key customers, vendors and outside service providers and, at this time, cannot determine what the impact of their readiness will be on the Company. This assessment includes but is not limited to soliciting responses from each of these parties concerning their Year 2000 readiness and review of public documents filed by many of these parties. Management expects to complete the assessment of these key customers, vendors and outside service providers during the first half of 1999. The Company is primarily relying upon the voluntary disclosures from third parties for this review of their Year 2000 readiness.

The Company anticipates that its affected systems will be remediated or replaced to address the Year 2000 issue in a timely manner and is currently focusing its resources in those areas. The Company is also developing contingency plans regarding the Year 2000 issue for its internal systems. Many of the identified risks from key customers, vendors and outside service providers are both general and speculative in nature, such as possible power or telecommunication failures, breakdowns in transportation systems, inability to process financial transactions, and similar events affecting general business services. As the Company completes its assessment of Year 2000 readiness of key customers, vendors and outside service providers, management intends to develop contingency plans to mitigate material known detrimental effects that may be caused by their Year 2000 noncompliance. However, it is unlikely that any contingency plan would mitigate the adverse impact to the financial condition or operations of the Company of any catastrophic event due to the Year 2000 issue that leads to a prolonged disruption of essential services.

Management believes that total Year 2000 costs will range between $2.5 million and $3.5 million. The costs associated with this effort are in addition to the Company's regular information technology budget. As of December 27, 1998 the Company has incurred costs related to the Year 2000 issue of approximately $1.6 million. In addition to the costs mentioned above, the Company's capital spending for planned upgrading of certain information systems to enhance the capabilities of those systems was accelerated in part due to the Year 2000 issue. The total estimated increase in accelerated capital spending for these systems is anticipated to be under $3 million. The Company's current estimates of the amount of time and costs necessary to remediate and test its computer systems are based on the facts and circumstances existing at this time. The estimates were made using assumptions of future events including the continued availability of certain resources, Year 2000 readiness plans, implementation success by key third party vendors, and other factors. New developments may occur that could increase the Company's estimates of the amount of time and costs necessary to modify and test its various information and non-information systems. These potential developments include but are not limited to the availability and increased cost of personnel trained in this area of expertise, the ability to locate and correct all relevant computer codes and equipment, and any unanticipated Year 2000 problems from key customers, vendors, and outside service providers.

Crown Vantage Inc.


Continued Nasdaq National Market Listing
The Company's common stock price has fallen below the $5 minimum maintenance standard for continued listing on the Nasdaq National Market. The Company shared its management initiatives with Nasdaq on February 5, 1999. Subsequently, the Company received an extension stipulating that the stock will continue to trade on the Nasdaq National Market so long as a closing bid price of at least $5 per share is achieved by June 18, 1999 and thereafter the stock maintains a closing bid price of at least $5 per share for a minimum of 10 consecutive trading days. If the shares are de-listed, the Company anticipates that the shares may be traded on the Nasdaq Over-the-Counter Bulletin Board. The stock price, stock trading liquidity, analyst coverage, and the Company's ability to raise capital might be adversely affected if the stock is de-listed from the Nasdaq National Market or fails to trade actively or at all on the Bulletin Board, both of which are not within the control of the Company.

Settlement of Berlin Property Tax Case
On February 1, 1999, the Company finalized an agreement with the City of Berlin, N.H., concerning assessed values and taxability of factory machinery. Over the next three years the agreement significantly reduces the assessed value from recent valuations of the Company's Berlin pulp mill. The Company expects to reverse a property tax accrual of approximately $9 million in the first quarter of 1999, which relates to amounts over-accrued for previous tax years.

Forward Looking Statements
Certain statements within Management's Discussion and Analysis and elsewhere are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties that could cause the actual results to be materially different from the Company's current expectations. These forward-looking statements can be identified by use of language such as plans, expects, estimates, anticipates, believes, possible and other similar words or phrases. In addition to the factors discussed above, there are other factors that could cause the actual results to differ materially. These other factors include but are not limited to business conditions and the general economy, both global and domestic; prices for the Company's products; the duration and depth of the Asian economic crisis; the effects of the Asian economic crisis on other regions around the world; competitive factors; maintaining good labor relations; the Company's ability to successfully implement its Year 2000 plans; possible de-listing of Crown Vantage stock from the Nasdaq National Market; the Company's ability to comply with debt covenants, and maintaining good customer relations.

Crown Vantage Inc.

Report Of Independent Auditors


To the Board of Directors and Shareholders of Crown Vantage Inc.:


We have audited the accompanying consolidated balance sheets of Crown Vantage Inc. and subsidiaries as of December 27, 1998 and December 28, 1997, and the related consolidated statements of operations, cash flows, and changes in equity (deficit) for each of the three years in the period ended December 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Vantage Inc. and subsidiaries at December 27, 1998 and December 28, 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 1998 in conformity with generally accepted accounting principles.

                                                              Ernst & Young LLP


San Francisco, California

January 29, 1999, except for Note 6, paragraph 4, as to which the date is February 26, 1999

Crown Vantage Inc.

Consolidated Statements of Operations

======================================================================================================
                                                    52 Weeks       52 Weeks       52 Weeks
                                                       Ended          Ended          Ended
                                                 December 27,   December 28,   December 29,
(amounts in thousands, except per share amounts)        1998           1997           1996
======================================================================================================
Net sales                                          $ 850,994      $ 897,492      $ 925,376
Cost of goods sold                                   796,935        837,452        850,419
------------------------------------------------------------------------------------------------------
Gross margin                                          54,059         60,040         74,957
Asset impairment and other charges                  (163,834)        (3,325)
Gain on timberlands sale                                             13,518
Selling and administrative expenses                  (62,360)       (55,889)       (52,215)
------------------------------------------------------------------------------------------------------
Operating income (loss)                             (172,135)        14,344         22,742
Interest expense                                     (64,672)       (65,228)       (63,301)
Other income, net                                      1,400          1,314            555
------------------------------------------------------------------------------------------------------
Loss before income taxes and extraordinary item     (235,407)       (49,570)       (40,004)
Income tax benefit                                   (75,912)       (17,350)       (15,200)
------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                  (159,495)       (32,220)       (24,804)
Extraordinary item, net of tax                        18,988
------------------------------------------------------------------------------------------------------
Net Loss                                           $(140,507)     $ (32,220)     $ (24,804)
=======================================================================================================
Loss per share before extraordinary item           $  (16.79)     $   (3.61)     $   (2.89)
Earnings per share extraordinary item                   2.00
Basic loss per share                               $  (14.79)     $   (3.61)     $   (2.89)
=======================================================================================================

See notes to consolidated financial statements.

Crown Vantage Inc.

Consolidated Balance Sheets

============================================================================================
(dollar amounts in thousands)                    December 27, 1998   December 28, 1997
============================================================================================
Assets
Current Assets:
  Cash and cash equivalents                              $   9,806          $  11,415
  Accounts receivable                                       41,022             40,787
  Inventories                                              102,397            104,117
  Prepaid expenses and other current assets                  3,481              7,393
  Deferred income taxes                                     15,067             14,480
---------------------------------------------------------------------------------------------
     Total current assets                                  171,773            178,192
---------------------------------------------------------------------------------------------
Property, plant and equipment, net                         434,075            621,276
Other assets                                                43,839             38,090
Unamortized debt issue costs                                11,808             14,039
Intangibles, net                                            27,852             28,977
---------------------------------------------------------------------------------------------
     Total Assets                                        $ 689,347          $ 880,574
---------------------------------------------------------------------------------------------
Liabilities and Deficit
============================================================================================
Current Liabilities:
  Accounts payable                                       $  40,916          $  54,181
  Accrued liabilities                                       75,268             80,358
  Current portion of long-term debt                          1,000              1,000
---------------------------------------------------------------------------------------------
     Total current liabilities                             117,184            135,539
---------------------------------------------------------------------------------------------
Long-term debt                                             555,241            544,063
Accrued postretirement benefits other than pensions        100,736            102,397
Other long-term liabilities                                 37,880             17,444
Deferred income taxes                                       16,406             82,100
---------------------------------------------------------------------------------------------
     Total Liabilities                                     827,447            881,543
---------------------------------------------------------------------------------------------
Shareholders' Equity (Deficit):
  Preferred Stock, no par value:
     Authorized - 500,000 shares;
     Issued and outstanding - None
  Common Stock, no par value:
     Authorized - 50,000,000 shares;
     Issued and outstanding - 9,876,842 shares and
       9,668,313 shares at December 27, 1998, and
       December 28, 1997, respectively                      47,887             45,831
  Unearned ESOP shares and other                              (974)            (3,971)
  Other Cumulative Comprehensive Income (Loss):
  Minimum pension liability                                 (2,231)              (330)
  Cumulative foreign currency translation adjustment         1,562              1,338
  Retained deficit                                        (184,344)           (43,837)
---------------------------------------------------------------------------------------------
  Total Deficit                                           (138,100)              (969)
---------------------------------------------------------------------------------------------
     Total Liabilities and Deficit                       $ 689,347          $ 880,574
=============================================================================================

See notes to consolidated financial statements

Crown Vantage Inc.

Consolidated Statements of Cash Flows

=====================================================================================================================
                                                                  52 Weeks           52 Weeks           53 Weeks
                                                                     Ended              Ended              Ended
                                                               December 27,       December 28,       December 29,
(amounts in thousands)                                                1998               1997               1996
=====================================================================================================================
Cash provided by (used for) operating activities:
  Net Loss                                                       $(140,507)         $ (32,220)         $ (24,804)
  Items not affecting cash:
    Depreciation and cost of timber harvested                       84,851             83,373             79,252
    Amortization of goodwill and other intangibles                   1,125              1,124              1,125
    Deferred income tax benefit                                    (78,068)           (19,929)           (10,174)
    Interest on Pay-in-Kind Notes and other noncash interest        17,823             17,515             16,319
    Gain on sale of timberlands                                                       (13,518)
    Asset impairment and other charges                             163,834              3,325
    Other, net                                                       7,060              3,496              3,062
    Extraordinary gain, pre-tax                                    (30,775)
  Change in current assets and liabilities:
    Accounts receivable (includes $43,000 sold in 1996)               (235)            15,217             49,676
    Inventories                                                        220             (6,142)             3,344
    Other current assets                                             3,325              7,532             (9,948)
    Accounts payable                                               (12,286)             1,493             (4,958)
    Other current liabilities                                       (5,090)            (3,887)               523
  Other, net                                                         2,827             (3,554)             1,520
---------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                         14,104             53,825            104,937
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) investing activities:
  Expenditures for property, plant and equipment                   (42,056)           (59,309)           (80,914)
  Proceeds from sale of property, plant, and equipment                 489             36,740                 71
  Other, net                                                        (2,321)             1,735               (232)
---------------------------------------------------------------------------------------------------------------------
      Cash used for investing activities                           (43,888)           (20,834)           (81,075)
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
  Repayments of Term Loans                                          (1,825)           (46,712)           (52,538)
  Proceeds from draw down of Revolving Credit                      126,000            122,000            191,000
  Repayments of Revolving Credit                                   (96,000)          (102,000)          (176,000)
  Proceeds from issuance of Industrial Revenue Bonds,
     less underwriting costs                                                            4,701             12,100
  Payments of other long-term debt                                                       (740)            (2,584)
---------------------------------------------------------------------------------------------------------------------
     Cash provided by (used for) financing activities               28,175            (22,751)           (28,022)
---------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents                  (1,609)            10,240             (4,160)
  Cash and cash equivalents, beginning of year                      11,415              1,175              5,335
---------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                      $   9,806          $  11,415          $   1,175
=====================================================================================================================

See notes to consolidated financial statements.

Crown Vantage Inc.

Consolidated Statement of Changes in Equity (Deficit)

====================================================================================================================================

                                                                                         Unearned        Foreign
                                                  Common Stock                             ESOP          Currency        Retained
                                                  ------------          Comprehensive     Shares        Translation      Earnings
(amounts in thousands)                       Shares         Amounts         Loss         and Other       Adjustment      (Deficit)
====================================================================================================================================

Balance December 31, 1995                     8,918       $  44,539                     $ (15,452)      $  (1,348)      $  13,187
Net Loss                                                                $ (24,804)                                        (24,804)
Foreign currency translation adjustment                                     4,713                           4,713
Minimum pension liability adjustment                                        4,719           4,719
                                                                        ----------
Comprehensive loss                                                        (15,372)
                                                                        ==========
ESOP and restricted stock activity, net         190              39                         3,480
------------------------------------------------------------------------------------------------------------------------------------

Balance December 29, 1996                     9,108          44,578                        (7,253)          3,365         (11,617)
Net Loss                                                                  (32,220)                                        (32,220)
Foreign currency translation adjustment                                    (2,027)                         (2,027)
Minimum pension liability adjustment                                          562             562
                                                                        ----------
Comprehensive loss                                                        (33,685)
                                                                        ==========
ESOP and restricted stock activity, net         560           1,253                         2,390
------------------------------------------------------------------------------------------------------------------------------------

Balance December 28, 1997                     9,668          45,831                        (4,301)          1,338         (43,837)
Net Loss                                                                 (140,507)                                       (140,507)
Foreign currency translation adjustment                                       224                             224
Minimum pension liability adjustment                                       (1,901)         (1,901)
                                                                        ----------
Comprehensive loss                                                      $(142,184)
                                                                        ==========
ESOP and restricted stock activity, net         209           2,056                         2,997
------------------------------------------------------------------------------------------------------------------------------------

Balance December 27, 1998                     9,877       $  47,887                     $  (3,205)      $   1,562       $(184,344)
====================================================================================================================================

See notes to consolidated financial statements.

Crown Vantage Inc.

Notes to Consolidated Financial Statements
Note 1

--------------------------------------------------------------------------------
Organization and Operations

Crown Vantage Inc. and subsidiaries (the "Company" or "Crown Vantage") is a major producer of value-added paper products for a diverse array of end-uses. The Company's two segments and corresponding principal product categories are
(i) printing and publishing papers, for applications such as special interest magazines, books, custom business forms and corporate communications and promotions (e.g. annual reports and stationery); and (ii) specialty papers, principally for food and retail packaging applications and conversion into such items as coffee filters, cups and plates. The Company operates 10 facilities using 30 diverse paper machines with sales primarily in North America. The Company became an independent company when it was spun off from James River Corporation of Virginia, now known as Fort James Corporation. The spin-off and initial capitalization are referred to as the "Spin-Off."

On December 27, 1998, the Company employed approximately 3,550 individuals of which approximately 1/4 were salaried and 3/4 were hourly. All of the Company's domestic hourly employees are represented under various collectively bargained union contracts. Hourly personnel at the Company's two mills in Scotland are covered by an ongoing national agreement that addresses working conditions, safety, and annual wage increases. Collective bargaining agreements at the Company's Parchment, Mich.; Adams, Mass., and Richmond, Va., facilities, which cover approximately 17.7% of the Company's hourly employees, expire before January 2000. The Company plans to renegotiate the above contracts before they expire.

The Company believes that its broad manufacturing capabilities allow it to offer a wider range of products and basis weights than most of its North American competitors. The Company focuses its operations on the higher value-added market niches of the sectors in which it competes. Papers produced for such niches generally command higher prices and tend to be less cyclical than commodity grades because they are used for more specialized applications and because there are fewer substitutes for these products. Like its competitors, the Company is subject to a number of risks, including the cyclical nature of the industry and the high degree of competition in the industry. In addition, the Company is highly leveraged as a result of its initial capitalization.

Crown Vantage Inc.

Note 2

--------------------------------------------------------------------------------
Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
The consolidated financial statements of the Company include the accounts of Crown Vantage Inc. (the "Parent"), Crown Paper Co. (a wholly owned subsidiary), and Crown Paper Co.'s consolidated subsidiaries. Significant intercompany balances and transactions have been eliminated.

The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 52 weeks ended December 27, 1998, and December 28, 1997. The accompanying financial statements also include the consolidated results of operations of the Company for the 52 weeks ended December 29, 1996. The Company's fiscal year includes the 52 or 53 weeks ending on the last Sunday in December.

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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation, including related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for improvements that increase asset values or extend useful lives are capitalized. Maintenance and repair costs are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 20 to 45 years for buildings and 5 to 20 years for machinery and equipment. For income tax purposes, depreciation is calculated using accelerated methods.

The Company assesses the recoverability of its investments in long-lived assets to be held and used in operations whenever events or circumstances indicate that their carrying amounts may be impaired. Such assessment requires that the future cash flows expected to result from use of the assets are estimated and an impairment loss recognized when future cash flows are less than the carrying value of such assets. Estimating future cash flows requires the Company to estimate useful lives of its long-lived assets, future production volumes and costs, future sales volumes, demand for the Company's product mix and prices that reflect the use of its long-lived assets and market conditions. Based on this assessment, the Company recorded a $146.9 million charge during the fourth quarter of 1998 to write down impaired assets. These assets were primarily at the Berlin-Gorham, N.H., pulp and paper mills and were written down to the present value of their estimated future cash-flows as a measure of fair value (see "Note 13"). Although the Company believes it has a reasonable basis for its estimates, it is reasonably possible that the Company's estimate of future cash flows could change from current estimates which could result in recognizing, in future periods, additional material impairment losses on its long-lived assets at Berlin-Gorham or other facilities.

Unamortized Debt Issue Costs
Debt issue costs, incurred primarily at the Spin-Off, are deferred and charged to interest expense over the life of the underlying indebtedness.

Goodwill
The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over 40 years. Goodwill (included in intangibles), which relates to the St. Francisville, La., mill, totaled $40.1 million at December 27, 1998, and December 28, 1997, and is presented net of accumulated amortization of $13.2 million at December 27, 1998, and $12.2 million at December 28, 1997. The recoverability of goodwill has been evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. As of December 27, 1998, and December 28, 1997, management believes that no significant impairment of goodwill was indicated.

Crown Vantage Inc.

Landfill Closure and Post-Closure Costs
The Company accrues for landfill closure and post-closure costs over the periods that benefit from the use of the landfills. Management regularly reviews the adequacy of cost estimates and adjusts the accrued amounts as necessary.

Income Taxes
No provision is made for U.S. federal income taxes on $10.5 million of undistributed earnings of the Company's foreign subsidiaries as such earnings are considered indefinitely reinvested.

Foreign Currency Translation
The accounts of foreign subsidiaries of the Company are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at period-end exchange rates, and revenue and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net earnings and accumulated as a separate component of Shareholders' Equity. Gains and losses from foreign currency transactions are included in cost of sales and were less than $.1 million for each of the years presented.

Selected Sales Information
During 1998, 1997, and 1996 export sales to foreign markets from the Company's domestic operations represented less than 10% of the Company's net sales for that year. Net sales from the Company's two Scottish facilities were 7.7% for 1998, 7.6% for 1997 and 7.4% for 1996. No single customer accounted for more than 10% of net sales during 1998, 1997, or 1996.

Basic Earnings (Loss) Per Common Share
The computation of basic loss per share for the years ended December 27, 1998, December 28, 1997, and December 29, 1996, is based on the weighted average number of shares of common stock outstanding for the period. The weighted average shares outstanding are 9,502,000 for 1998; 8,931,000 for 1997; and 8,596,000 for 1996. Diluted loss per share is the same as basic loss per share for the years presented. The number of shares considered outstanding does not include 327,000 and 174,000 unearned shares held by the Employee Stock Ownership Plan Trust for 1997 and 1996, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

Note 3

--------------------------------------------------------------------------------
Sale of Accounts Receivable

The Company entered into a five-year agreement expiring in 2000 with certain banks, which provides for the sale of undivided interests (up to $60 million) in a revolving pool of trade accounts receivable. During 1996, the Company sold a total of $43 million of undivided interests. Proceeds from the sales, which are reported as operating cash flows in the consolidated statement of cash flows, were used to prepay $43 million of long-term debt. As collections reduce accounts receivable included in the pool, the Company sells undivided interests in new receivables in order to bring the amount sold up to the amount permitted. The amount sold as of December 27, 1998 is $39.7 million and $43 million as of December 28, 1997 and December 29, 1996.

The proceeds from sales are less than the face amount of the undivided interests in accounts receivable sold and this discount ($2.7 million in 1998, $2.8 million in 1997 and $1.6 million in 1996) is included in selling and administrative expenses in the consolidated statement of operations.

Crown Vantage Inc.

Note 4

--------------------------------------------------------------------------------
Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if customers failed completely to perform as contracted. Concentrations of credit risk that arise from financial instruments exist for groups of customers when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have any significant concentration of credit risk.

Accounts receivable at the Company's facilities in Scotland totaled $18.5 million on December 27, 1998 and $18.3 million on December 28, 1997. There were no other significant concentrations of foreign credit risk on December 27, 1998, or December 28, 1997.

Note 5

--------------------------------------------------------------------------------
Supplemental Balance Sheet Information

--------------------------------------------------------------------------------
Inventories

(amounts in thousands)                                  1998           1997
--------------------------------------------------------------------------------
Raw materials                                    $    24,716    $    27,911
Work-in-process                                        6,757          7,038
Finished goods                                        46,469         45,936
Stores and supplies                                   34,142         35,569
--------------------------------------------------------------------------------
                                                     112,084        116,454
Last-in, first-out reserve                            (9,687)       (12,337)
--------------------------------------------------------------------------------
Total inventories                                $   102,397    $   104,117
--------------------------------------------------------------------------------
Valued at lower of cost or market:
Last-in, first-out                               $    57,072    $    56,402
First-in, first-out                                   45,325         47,715
--------------------------------------------------------------------------------
Total inventories                                $   102,397    $   104,117
--------------------------------------------------------------------------------

Property, Plant and Equipment

(amounts in thousands)                                  1998           1997
--------------------------------------------------------------------------------
Land and improvements                            $    33,968    $    39,955
Buildings                                            135,344        143,399
Machinery and equipment                              999,448      1,043,162
Construction in progress                              14,892         16,100
--------------------------------------------------------------------------------
                                                   1,183,652      1,242,616
Accumulated depreciation                            (756,019)      (627,891)
--------------------------------------------------------------------------------
                                                     427,633        614,725
Timber, net                                            6,442          6,551
--------------------------------------------------------------------------------
Net property, plant and equipment                $   434,075    $   621,276
--------------------------------------------------------------------------------

Accrued Liabilities

(amounts in thousands)                                  1998           1997
--------------------------------------------------------------------------------
Compensated absences                             $    11,238    $    11,835
Employee insurance benefits                           13,251         15,267
Accrued post retirement benefits
        other than pensions, current portion           2,947          3,004
Accrued interest                                      11,410         12,203
Taxes payable, other than income taxes                11,268         10,083
Other accrued liabilities                             25,154         27,966
--------------------------------------------------------------------------------
Total accrued liabilities                        $    75,268    $    80,358
--------------------------------------------------------------------------------

Crown Vantage Inc.

Note 6

--------------------------------------------------------------------------------
Long-Term Debt


Consolidated long-term debt consists of the following:
(amounts in thousands)                                      1998        1997
--------------------------------------------------------------------------------
Crown Paper Co.
Bank Credit Facility:
  Revolving credit, average interest rate 8.57%
  in 1998 and 1997, due 2002                            $ 75,000    $ 45,000
Term Loan B, average interest rate 9.19% in 1998
  and 9.14% in 1997, due 2003                             96,175      98,000
--------------------------------------------------------------------------------
                                                         171,175     143,000
11% Senior Subordinated Notes, due 2005                  250,000     250,000
Industrial Revenue Bonds, average interest rate
  7.55% in 1998 and 7.91% in 1997, payable to 2026        39,074      38,878

Crown Vantage Inc.
11.45% Senior Pay-in-Kind Notes, due 2007
  less unamortized discount                               95,992     113,185
--------------------------------------------------------------------------------
                                                         556,241     545,063
Less current portion                                       1,000       1,000
--------------------------------------------------------------------------------
                                                        $555,241    $544,063
--------------------------------------------------------------------------------


Maturities of long-term debt, excluding the revolver, for the next five years are: 1999 - $1.0 million; 2000 - $1.3 million; 2001 - $.8 million; 2002 - $47.0 million, and 2003 - $46.1 million. Cash paid for interest in 1998, 1997, and 1996 totaled $ 45.6 million, $46.0 million, and $45.8 million, respectively.

Under the Bank Credit Facility (the "Facility") the revolving credit available is in the aggregate amount of $150 million with a $75 million sublimit for letters of credit (of which $38.2 million has been issued at December 27, 1998). This revolving credit can be used for general corporate purposes, working capital needs, and permitted investments. At December 27, 1998, $75.0 million of the revolving credit was outstanding and $36.8 million of the aggregate line was available if needed. Borrowings under the Facility are subject to varying rates of interest that are indexed (at the Company's option) to a base rate (the higher of the Prime Rate or Federal Funds Rate) or the London Interbank Offered Rate.

Principal and interest amounts on the Term Loan are due in quarterly installments. In addition to those scheduled repayments, Crown Paper Co. is obligated to make prepayments equal to 75% of Excess Cash Flow (as defined in the underlying agreement). The Company did not generate Excess Cash Flow in 1998 or 1997. The Company is also required to make prepayments (in varying percentages of net proceeds) upon the occurrence of certain events that include, but are not limited to, proceeds received from any new debt or equity issuances, asset sales, and sales of accounts receivable. During 1997, the Company sold approximately 108,000 acres of timber-producing properties for approximately $36 million. Proceeds from the sale of the Company's timber properties were used to prepay Term Loan A. Also during 1997, the Company repaid the remaining $3.2 million balance of Term Loan A. During 1996, the Company prepaid $43 million on Term Loan A using proceeds obtained through the sale of certain accounts receivable.

In connection with the Facility, Crown Paper Co. is required to comply with certain financial covenants. During the fourth quarter of 1998 Crown Paper Co. amended its financial covenants and remained in compliance with the Facility. The Facility, as amended on February 26, 1999, requires Crown Paper Co. to maintain the following covenants for the fiscal year ended December 26, 1999:

Crown Vantage Inc.

--------------------------------------------------------------------------------
                           1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                                1999          1999          1999          1999
--------------------------------------------------------------------------------
Minimum Cash Flow Ratio        .13:1         .12:1         .10:1         .11:1
Interest Coverage Ratio       1.42:1        1.30:1        1.09:1        1.17:1
Adjusted Minimum Tangible
  Net Worth (in millions   $    75.0     $    60.0     $    55.0     $    47.5
--------------------------------------------------------------------------------

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

The Senior Subordinated Notes (the "Notes") are unsecured and interest is payable semi-annually in March and September. The Notes are redeemable at the option of Crown Paper Co. on or after September 1, 2000 at a redemption price of 105.5%, which declines to par after September 1, 2003, and thereafter. In the event of a Change of Control (as defined in the underlying agreement) the holders of the Notes have the right to require Crown Paper Co. to purchase the Notes in cash at 101%. The Notes contain covenants, limitations and restrictions that in general are not more restrictive than those contained in the Facility.

The face amount of 11.45% Senior Pay-in-Kind Notes ("PIK Notes") outstanding on December 27, 1998 was $106.8 million and $125.3 million on December 28, 1997. The PIK Notes are recorded net of a discount of $10.8 million on December 27, 1998 and $12.1 million on December 28, 1997 in order to reflect a market rate of interest of 13% at the Spin-Off. Interest on the $100 million 11.45% PIK Notes is due semi-annually in March and September, and may be paid in cash or in additional PIK Notes until September 2003. Thereafter interest must be paid in cash. As of December 27, 1998, interest due has been paid through the issuance of additional PIK Notes. On September 28, 1998 Crown Vantage and Crown Paper Co. settled with Fort James a variety of claims that had arisen between Fort James, Crown Paper and Crown Vantage. The settlement resulted in the return of $25.1 million of PIK Notes to Crown Vantage and the delivery of $8.1 million of PIK Notes to Crown Paper Co. The $8.1 million in PIK Notes assets held by Crown Paper Co. are reclassified in consolidation against the PIK Notes' indebtedness. The settlement resulted in an extraordinary gain of $19.0 million that is net of $2.4 million in expenses and $11.8 million in taxes. The settlement amended the terms of the remaining PIK Notes and allows Crown Vantage the right to call the remaining PIK Notes and accrued interest at fair value at any time prior to their maturity. In the event of a Change of Control (as defined in the underlying agreement) the holders of the PIK Notes have the right to require the Company to purchase the PIK Notes in cash at 101%. The PIK Notes contain covenants, limitations and restrictions that in general are not more restrictive than those contained in the Facility or the Notes.

Proceeds from the sale of industrial revenue bonds are used to finance eligible project costs, of which $1.3 million and $3.4 million are included in cash and cash equivalents at December 27, 1998, and December 28, 1997, respectively.

At December 27, 1998 and December 28, 1997, estimated fair values of the Company's long-term debt instruments were $486.0 million and $556.0 million, respectively. The fair values of the Company's long-term debt instruments are based on quoted market prices, estimated based on quoted market prices for similar issues or estimated by discounting expected cash flows at the rates currently available to the Company for debt having similar characteristics.

Crown Vantage Inc.

Note 7

--------------------------------------------------------------------------------
Income Taxes

The components of loss before income taxes and extraordinary item were as follows:

-------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                             1998               1997               1996
-------------------------------------------------------------------------------------------------------------------------
Domestic                                                      $(241,429)         $ (55,348)         $ (45,838)
Foreign                                                           6,022              5,778              5,834
-------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                      $(235,407)         $ (49,570)         $ (40,004)
-------------------------------------------------------------------------------------------------------------------------

Income tax expense (benefit) consisted of the following:
-------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                             1998               1997               1996
-------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                        $    (693)         $  (6,542)
  State                                                       $     730              1,775               (478)
  Foreign                                                         1,426              1,497              1,994
-------------------------------------------------------------------------------------------------------------------------
    Total current income tax expense (benefit)                    2,156              2,579             (5,026)
-------------------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                       (83,519)           (18,063)            (9,444)
  State                                                          (9,397)            (2,193)            (1,052)
  Valuation allowance                                            14,178
  Foreign                                                           670                327                322
-------------------------------------------------------------------------------------------------------------------------
    Total deferred income tax benefit                           (78,068)           (19,929)           (10,174)
-------------------------------------------------------------------------------------------------------------------------
      Income tax benefit                                      $ (75,912)         $ (17,350)         $ (15,200)
-------------------------------------------------------------------------------------------------------------------------

Principal reasons for the differences between the federal statutory income tax rate on the loss before income taxes and extraordinary item, and the Company's effective tax rate were as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                  Percent of Pretax Loss
-------------------------------------------------------------------------------------------------------------------------
                                                        1998               1997               1996
-------------------------------------------------------------------------------------------------------------------------
Federal statutory income tax rate                      (35.0)%            (35.0)%            (35.0)%
State income taxes, net of federal income tax effect    (3.8)              (3.8)              (3.8)
Valuation allowance                                      6.0
Amortization of goodwill                                  .2                 .7                 .9
Other items, net                                          .4                3.1                (.1)
-------------------------------------------------------------------------------------------------------------------------
Effective income tax rates                             (32.2)%            (35.0)%            (38.0)%
-------------------------------------------------------------------------------------------------------------------------

The income tax effects of temporary differences that gave rise to the net deferred tax assets and liabilities as of December 27, 1998 and December 28, 1997, were as follows:

-------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                   1998                  1997
-------------------------------------------------------------------------------------------------------------------------
Excess of book over tax basis of property, plant and equipment      $  66,039             $ 129,073
Pension benefits, net                                                  15,407                13,943
Discount on Pay-in-Kind Notes                                           4,190                 4,675
Other items                                                             5,475                 4,881
-------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                         91,111               152,572
-------------------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                           (40,229)              (40,874)
Accrued liabilities                                                   (27,079)              (17,399)
Net operating loss carryforward                                       (36,354)              (25,789)
Other items                                                            (1,153)                 (890)
-------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                            (104,815)              (84,952)
-------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                    15,043
-------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                          $   1,339             $  67,620
-------------------------------------------------------------------------------------------------------------------------

Crown Vantage Inc.

The Company recorded deferred tax benefits for the net operating losses of $10.6 million in 1998, $17.7 million in 1997, and $8.1 million in 1996. The Company has federal and state net operating loss carryforwards of approximately $27.2 million for 1998 that expire in 2018, $45.6 million for 1997 that expire in 2012 and $19.9 million for 1996 that expire in 2011. The Company made estimated tax payments of $.8 million in 1998, $.7 million in 1997 and $1.6 million in 1996, of which $1.2 million was recovered in 1997. The Company recorded a $15.0 million valuation allowance against the deferred tax assets as of December 27, 1998. This included a reduction of the deferred tax benefit of $14.2 million and the elimination of the tax assets associated with the minimum pension liability of $.8 million.

Note 8

--------------------------------------------------------------------------------
Pension and Other Benefit Plans

In connection with the Spin-Off, the Company and James River entered into an agreement with the Pension Benefit Guaranty Corporation (the "PBGC") whereby U.S. pension plans transferred to the Company and corresponding accumulated participant benefits were frozen (the "Frozen Plans"). New pension plans (the "New Plans") were then established by the Company that have terms substantially similar to the Frozen Plans. James River entered into an agreement with the PBGC providing that, if the PBGC institutes proceedings to terminate a Frozen Plan, James River may either assume sponsorship of the plan or will be responsible for all liabilities arising from the termination of the plan. James River's contingent obligation with respect to the Frozen Plans will generally end when there are no unfunded benefit obligations for the Frozen Plans. James River and the Company have entered into an agreement (the "Pension Funding Agreement") that establishes minimum funding requirements by the Company for the Frozen Plans that are at least equal to minimum funding requirements pursuant to
Section 412 of the Internal Revenue Code.

Post-retirement benefit plans ("Other Benefits") are provided for certain salaried and substantially all hourly employees. Salaried employees hired before January 1, 1993, generally become eligible for retiree medical benefits after reaching age 55 with 15 years of service or after reaching age 65. Under the salaried plan, post-age 65 eligible retirees are reimbursed for a portion of the cost of premiums of Medicare supplement insurance policies, based upon vested years of service. Post-age 65 salaried retirees are also reimbursed for certain prescription drug costs, less deductibles. Pre-age 65 eligible retirees are paid a stated percentage of covered medical expenses, less deductibles. Salaried employees hired after January 1, 1993 are not eligible for retiree medical benefits. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and collective bargaining unit. All of the Company's retiree medical plans are unfunded.

The consolidated financial statements include the present value of benefit obligations, related components of pension and other benefit costs, unrecognized net gains and plan assets that were derived from actuarial calculations.

Crown Vantage Inc.

Summary information on the Company's pension and other benefit plans is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                      Pension Benefits                     Other Benefits
----------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                             1998              1997              1998              1997
----------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year          $ 281,048        $ 244,531        $  70,523          $  79,323
Service cost                                         7,314            5,310            1,174              1,090
Interest cost                                       20,109           19,306            5,126              5,033
Amendment                                              268            1,570
Plan participants' contributions                     1,437            1,350              903                842
Actuarial (gain) loss                               13,750           25,006              415            (11,295)
Benefits paid                                      (16,615)         (16,025)          (5,240)            (4,470)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                $ 307,311        $ 281,048        $  72,901          $  70,523
----------------------------------------------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year   $ 337,134        $ 281,753
Actual return on plan assets                        22,124           66,399
Company contributions                                6,771            3,647
Plan participants' contributions                     1,437            1,350
Benefits paid                                      (16,615)         (16,025)
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year         $ 350,851        $ 337,124
----------------------------------------------------------------------------------------------------------------------

Plan assets are invested primarily in domestic equity and fixed income mutual funds. The following table sets forth the funded status of the Company's pension plans and other benefit plans at December 27, 1998, and December 28, 1997:

----------------------------------------------------------------------------------------------------------------------
                                                       Pension Plans                        Other Benefits Plans
----------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                             1998              1997                    1998              1997
----------------------------------------------------------------------------------------------------------------------
Funded status (over/(under)funded)               $  43,540        $  56,076         $ (72,901)        $ (70,523)
Unrecognized net gain                               (8,365)         (24,851)          (20,631)          (22,777)
Unrecognized prior service cost (gain)              10,011           11,275           (10,151)          (12,101)
Unrecognized net transition (asset) liability           55           (3,348)
Minimum pension liability                           (4,115)          (2,184)
----------------------------------------------------------------------------------------------------------------------
Net asset (liability)                            $  41,126        $  36,968         $(103,683)        $(105,401)
----------------------------------------------------------------------------------------------------------------------

Amounts applicable to certain of the Company's pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets are as follows:

----------------------------------------------------------------------------------------------------------------------
                                          1998            1997
----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation    $       21,981  $       18,025
Accumulated benefit obligation          21,653          17,796
Fair value of plan assets               18,474          16,455
----------------------------------------------------------------------------------------------------------------------

Crown Vantage Inc.

The components of the Company's net pension and other benefit costs, which include the Company's pension plan in Scotland, were as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                     Pension Plans                          Other Benefits Plans
-----------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                      1998          1997          1996          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Service cost                            $  7,314      $  5,310      $  5,344      $  1,174      $  1,090      $  1,582
Interest cost                             20,109        19,305        19,055         5,126         5,033         5,919
Net investment income on plan assets     (27,511)      (69,794)      (27,088)
Net amortization                             730        45,827         6,196        (3,352)       (3,886)       (1,965)
Contributions to multiemployer
        pension plans                         19            53            52
-----------------------------------------------------------------------------------------------------------------------------
Net benefit cost                        $    661      $    701      $  3,559      $  2,948      $  2,237      $  5,536
-----------------------------------------------------------------------------------------------------------------------------

Net amortization of pension and other benefit costs includes amortization of the net transition assets, net experience gains and losses, and prior service costs over 15 to 20 years. The actuarial assumptions used in determining net pension and other benefit costs and related pension and other benefit obligations were as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                    Pension Benefits         Other Benefits
-----------------------------------------------------------------------------------------------------------------------------
                                                     1998       1997         1998      1997
-----------------------------------------------------------------------------------------------------------------------------
Discount Rate                                         7.0%       7.5%         7.0%      7.5%
Assumed rate of increase in compensation levels       4.0%       4.0%
Expected long-term rate of return on plan assets     10.0%      10.0%
-----------------------------------------------------------------------------------------------------------------------------

Changes in actuarial assumptions for 1998 resulted in an increase to the net periodic pension and other benefit costs of $.6 million and the related accumulated benefit obligation of $5.6 million. The assumed health care cost trend rate used in measuring the accumulated benefit obligation for other benefits was 6.5% in 1998, declining by 0.5% per year through 2002 to an ultimate rate of 4.5%. The effect of a 1% change in the health care cost trend rate assumptions is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                 1% increase   1% decrease
-----------------------------------------------------------------------------------------------------------------------------
Service and interest cost                            $  .8       $  .7
Accumulated postretirement benefit obligation        $ 8.1       $ 7.0
-----------------------------------------------------------------------------------------------------------------------------

Other assets include net noncurrent pension assets of $43.8 million on December 27, 1998 and $38.0 million on December 28, 1997, exclusive of the additional minimum pension liabilities. The additional minimum pension liabilities of $4.1 million on December 27, 1998 and $2.2 million on December 28, 1997 were offset by intangible assets of $1.9 million and $1.7 million, respectively. The additional minimum pension liabilities were offset by charges to shareholders' equity on December 27, 1998 of $2.2 million, net of no deferred taxes due to the valuation allowance (see Note 7), and $.3 million, net of deferred taxes of $.2 million on December 28, 1997.

Crown Vantage Inc.

Note 9

--------------------------------------------------------------------------------
Commitments and Contingent Liabilities

Leases
As of December 27, 1998, future minimum rental payments under noncancelable operating leases were as follows:

--------------------------------------------------------------------------------
(amounts in thousands)                                     Minimum Rentals
--------------------------------------------------------------------------------
1999                                                         $  5,750
2000                                                            5,653
2001                                                            5,292
2002                                                            5,103
2003                                                            4,353
Later years                                                    10,716
--------------------------------------------------------------------------------
Total future minimum rentals                                 $ 36,867
--------------------------------------------------------------------------------

Rent expense totaled $6.5 million in 1998, $6.6 million in 1997 and $6.7 million in 1996.

Litigation and Environmental Matters
The Company is a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental protection statutes and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial position of the Company but could materially affect consolidated results of operations in a given year.

The Company has accrued $12.2 million at December 27, 1998 and $12.0 million at December 28, 1997 primarily for estimated landfill site restoration, post-closure and monitoring costs. In addition, the Company has been identified as a potentially responsible party ("PRP"), along with others, under the Comprehensive Environmental Response, Compensation and Liability Act or similar federal and state laws regarding the past disposal of wastes at 19 sites in the United States. The Company has previously settled its remediation obligations at 12 of those sites. At 6 other sites, the Company is one of many potentially responsible parties and its alleged contribution to the site and remediation obligation is not considered significant. At one other site, remedial investigation is underway and a loss estimate for the potential remediation effort costs is not yet possible. However, the Company's accrual for the remediation investigation effort was $.4 million at December 27, 1998 and $.6 million at December 28, 1997. The liabilities can change substantially due to such factors as the solvency of other potentially responsible parties, the Company's share of responsibility, additional information on the nature or extent of contamination, methods and associated costs of remediation required, and other actions by governmental agencies or private parties. While it is not feasible to predict the outcome of all environmental liabilities, based on its most recent review, management estimates the Company's share of the costs of investigation and remediation of the known sites will not have a material adverse effect upon the consolidated financial condition of the Company.

Due to uncertainties associated with remediation activities, regulations, technologies, and the allocation of costs among various other parties, actual costs to be incurred at identified sites may vary from estimates. Therefore, management is unable to determine if the ultimate disposition of all known environmental liabilities will have a material adverse effect on the Company's consolidated results of operations in a given year. As with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP or incur liabilities through other means at additional sites in the future or that the costs associated with such additional sites would not be material.

The Environmental Protection Agency signed final rules affecting pulp and paper industry discharges of wastewater and gaseous emissions ("Cluster Rules") which became effective on April 15, 1998. These Cluster Rules require changes in the pulping, bleaching and/or wastewater treatment processes presently used in some U.S. pulp and paper mills, including some of the Company's mills. Based on management's understanding of the rules, the Company estimates that approximately $40 million of capital expenditures may be required to comply with the rules with compliance dates beginning in 1999 and extending over the next two to five years. The Company's 1998 environmental capital spending includes $3.6 million for compliance with the Cluster Rules. There are risks and uncertainties associated with the Company's estimate that could cause total capital expenditures and timing of such expenditures to be materially different from current estimates, including changes in technology, interpretation of the rules by government agencies that is substantially different from the Company's interpretation, or other items.

Crown Vantage Inc.

Note 10

--------------------------------------------------------------------------------
Shareholders' Equity

Preferred Stock
The Company, without further action by the shareholders, is authorized to designate and issue up to approximately 500,000 shares (in series) of Preferred Stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications.

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

Incentive Stock Plan
The Company has adopted the 1995 Incentive Stock Plan. The Incentive Stock Plan is a long-term incentive plan designed to align the efforts and rewards of officers and key employees with the maximization of Company performance and increases in shareholder value. Under the Incentive Stock Plan, a maximum of 1,700,000 shares of the Company's Common Stock may be issued upon the exercise of options and under awards of restricted stock, incentive stock, and deferred stock.

There were no restricted stock awards in 1998. Restricted stock awarded during 1997 was 70,600 shares. Shares of unvested restricted stock were 184,000 shares on December 27, 1998 and 234,300 shares on December 28, 1997. The market value of restricted stock at each date of grant has been recorded as unearned compensation and is being amortized to expense ($1,043,000 in 1998, $880,000 in 1997 and $840,000 in 1996) over the vesting periods, which range from one to six years.

Note 11

--------------------------------------------------------------------------------
Stock Option and Deferred Stock Award Plans ("Stock Awards")

The Company uses the intrinsic value method in accounting for its employee Stock Awards. The application of this method has resulted in no compensation expense being recognized. As discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options.

Stock options generally vest over a three-year period and have maximum contractual lives of 10 years. Deferred stock awards (granted to employees in 1998) totaling 585,000 shares have contractual lives of 3 years and vest upon meeting certain Company stock price performance. The deferred stock awards vest at various percentages as the Company's stock sustains prices of $15, $20 or $25 per share over 20 consecutive trading days. No deferred stock awards vested in 1998.

Crown Vantage Inc.

A summary of the Company's Stock Award activity and related information for the years ended December 27, 1998, and December 28, 1997, follows:

---------------------------------------------------------------------------------------------------------------------
                                                   1998                                 1997
---------------------------------------------------------------------------------------------------------------------
                                                      Weighted Average                       Weighted Average
                                     Stock Awards      Exercise Price      Stock Awards        Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year          855,500            $   7.24            863,000            $   17.48
  Granted                              601,000                  (2)           791,100            $    6.44
  Exercised                            (56,800)           $   6.33             (7,700)           $    6.31
  Forfeited                            (69,000)           $   3.88           (790,900)           $   16.11
                                    ------------                           ------------
Outstanding-end of year              1,330,700                  (2)           855,500            $    7.24
                                    ------------                           ------------
Exercisable at end of year             127,900            $   7.03            224,900            $    6.79

Weighted average fair value
  (at grant date) of Stock Awards
  granted during the Year:
Stock options                                             $    .68(1)                            $    1.36(1)
Deferred stock                                            $  10.37(1)
---------------------------------------------------------------------------------------------------------------------

(1)  Using the Black-Scholes option valuation model discussed below.

(2) Exercise prices for stock options outstanding as of December 27, 1998, ranged from $2.94 to $11.44 with a weighted average exercise price of $7.08 per share with an exercise price for the preponderance of the shares at $6.31 per share. The weighted average exercise price for stock options granted during 1998 was $4.74. The weighted-average remaining contractual life of stock options outstanding on December 27, 1998 is approximately
     8 years Deferred stock awards will vest based on the Company's stock price performance and effectively have an exercise price of $0. The remaining contractual life for the deferred stock awards is approximately 2 years.

In 1997, the Company granted employees the opportunity to exchange stock options granted during 1995 and 1996 for ratably fewer options repriced as of April 29, 1997. The replacement stock options contained an exercise price of $6.31 versus a weighted average exercise price of $17.48 for the 1995 and 1996 options. Substantially all of the 1997 forfeitures resulted from this exchange.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as though the Company had accounted for its employee Stock Awards under the fair value method of that Statement. The fair value for these Stock Awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.43% for 1998 and 6.45% for 1997; dividend yield of 3.0% for 1998 and 1997; volatility factor of the expected market price of the Company's common stock of .21 and .18 for 1998 and 1997, respectively; and a weighted-average expected life of 3 years for the deferred stock awards and 7 years for the stock options granted in 1998 and 7 years for 1997. For purposes of pro forma disclosures, the estimated fair value of the Stock Awards is amortized to expense over the vesting period. The Company's pro forma net loss for 1998, 1997 and 1996 is $140.8 million, $32.6 million and $25.7 million, respectively. The Company's pro forma loss per share in 1998, 1997 and 1996 is $14.81, $3.66 and $2.99, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and deferred stock have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Crown Vantage Inc.

Note 12

--------------------------------------------------------------------------------
Employee Stock Ownership Plan

Currently the Company sponsors an Employee Stock Ownership Plan ("ESOP") that is available to substantially all employees of the Company. Participants may elect to contribute up to 16% of their compensation as pretax contributions under Internal Revenue Code 401(k). The Company will make matching contributions (up to a maximum of 6%) based on each participant's contribution. On December 27, 1998, 381,000 shares were authorized but not yet issued to the ESOP.

Prior to the fourth quarter of 1998, the ESOP was leveraged and was funded by loans from Crown Paper Co., with the proceeds used to purchase shares of the Company's Common Stock. One loan was repaid in 1997 and the other loan was repaid in 1998. Prior to the loans being paid off, the Company's annual contributions to the ESOP in the form of matching contributions was equal to the amount needed by the ESOP to make the principal and interest payments on the loan.

When the ESOP was leveraged, shares were pledged as collateral for this debt. As the debt was repaid, shares were released from collateral and allocated to employees who made 401(k) contributions that year, based on the proportion of debt service paid in the year. The shares pledged as collateral were reported as unearned ESOP shares in the consolidated balance sheet. As the Company recognized compensation expense for its matching contribution, shares were committed for release from collateral and the shares became outstanding for earnings per share computations.

Compensation expense for the 401(k) match and the ESOP was $3.8 million in 1998 and $2.7 million in 1997.

The ESOP shares as of December 27, 1998, and December 28, 1997, were as follows:

--------------------------------------------------------------------------------
                                             Number of Shares
                                         1998               1997
--------------------------------------------------------------------------------
Allocated shares                        944,000            516,000
Shares released/
   issued for allocation                                   101,000
Unearned shares                                            327,000
--------------------------------------------------------------------------------
Total ESOP shares                       944,000            944,000
--------------------------------------------------------------------------------
Fair value of unearned
shares at end of year                     $ -0-         $2,534,000
--------------------------------------------------------------------------------

Note 13

--------------------------------------------------------------------------------
Asset Impairment, Timberland Gain and Other Charges

During the fourth quarter of 1998, the Company determined that the estimated future cash flows for certain of its fixed assets (primarily at the Berlin and Gorham, N.H., pulp and paper mills) were insufficient to recover the net book value of those assets. Accordingly, the Company recorded an asset impairment charge of $146.9 million in the fourth quarter of 1998 to write down those assets. Also, the Company determined that the co-generation facility at the St. Francisville, La., mill no longer provides substantive use or benefit to the mill. Based on this assessment, the Company recorded a $16.9 million charge during the fourth quarter of 1998, which represents discounted net future lease payments.

During the fourth quarter of 1997, the Company sold approximately 108,000 acres of timber-producing properties for approximately $36 million and recognized a gain of $13.5 million.

During the fourth quarter of 1997, the Company closed its Newark, Del., facility and recorded a charge related to the closure of the mill in the fourth quarter of 1997 totaling $3.3 million.


Note 14

--------------------------------------------------------------------------------
Work Force Reduction

During 1998, the Company accrued $3.0 million relating to the announced 5% work force reduction. The accrual is for anticipated expenses resulting from the work force reduction, primarily for severance and benefit payments to the approximately 230 affected employees. Both hourly and salaried employees from manufacturing, maintenance, and office staff were affected. As of December 27, 1998 approximately $1.6 million had been paid and the remainder will be paid during the first half of 1999.

Crown Vantage Inc.

Note 15

--------------------------------------------------------------------------------
Segment Information

The Company is organized around two segments based primarily on similarities in products, the manufacturing process and customers.

-------------------------------------------------------------------------------------------------------------
(amounts in millions)                                           1998            1997            1996
Operating income (loss):
-------------------------------------------------------------------------------------------------------------
   Printing & Publishing Papers                            $  (166.1)      $     1.0       $    11.6
   Specialty Papers                                             (6.0)           13.3            11.1
-------------------------------------------------------------------------------------------------------------
   Total                                                   $  (172.1)      $    14.3       $    22.7
-------------------------------------------------------------------------------------------------------------
EBITDA:
   Printing & Publishing Papers                            $    54.1       $    64.4       $    72.8
   Specialty Papers                                             24.1            34.6            30.9
   Other                                                          .7             1.0              .4
-------------------------------------------------------------------------------------------------------------
   Total                                                   $    78.9       $   100.0       $   104.1
-------------------------------------------------------------------------------------------------------------
Total assets:
   Printing & Publishing Papers                            $   457.6       $   631.4       $   678.5
   Specialty Papers                                            204.1           222.0           237.0
   Other                                                        27.6            27.2            30.1
-------------------------------------------------------------------------------------------------------------
   Total                                                   $   689.3       $   880.6       $   945.6
-------------------------------------------------------------------------------------------------------------
Net sales:
   Printing & Publishing Papers                            $   512.8       $   513.0       $   536.5
   Specialty Papers                                            338.2           384.5           388.9
-------------------------------------------------------------------------------------------------------------
   Total                                                   $   851.0       $   897.5       $   925.4
-------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
   Printing & Publishing Papers                            $    62.3       $    63.3       $    60.2
   Specialty Papers                                             23.7            21.2            20.2
-------------------------------------------------------------------------------------------------------------
   Total                                                   $    86.0       $    84.5       $    80.4
-------------------------------------------------------------------------------------------------------------
Asset impairment, other charges, and timberland gain:
   Printing & Publishing Papers                            $  (157.3)      $    10.2
   Specialty Papers                                             (6.5)
-------------------------------------------------------------------------------------------------------------
   Total                                                   $  (163.8)      $    10.2
-------------------------------------------------------------------------------------------------------------
Expenditures for property, plant and equipment:
   Printing & Publishing Papers                            $    27.2       $    43.5       $    60.8
   Specialty Papers                                             13.9            13.0            16.0
   Other                                                         1.0             2.8             4.1
-------------------------------------------------------------------------------------------------------------
   Total                                                   $    42.1       $    59.3       $    80.9
-------------------------------------------------------------------------------------------------------------

Both operating income (as used in the statement of operations) and EBITDA are used by the Company's chief operating decision makers to assess the performance of these segments. EBITDA represents income (loss) before income taxes, interest expense and depreciation and amortization. 1998 EBITDA for Printing and Publishing Papers excludes the $145.2 million fixed asset write-down and the $12.1 million charge for future lease payments for the co-generation facility at the St. Francisville, La., mill. Specialty Papers' 1998 EBITDA excludes $1.7 million for the fixed asset write-down and the $4.8 million charge for future lease payments for the co-generation facility at the St. Francisville, La., mill. Printing and Publishing Papers' 1997 EBITDA includes a $13.5 million gain on sale of timberlands and a $3.3 million charge due to the closure of the Newark, Del. facility. "Other" consists primarily of corporate balances not allocated to segments such as prepaid pension assets, deferred income taxes and the balance sheet effect of certain financing arrangements. Other's revenue is interest income. The allocation of pension costs to the segments is actuarially determined. Corporate general and administrative expenses are allocated based on tons sold.

Crown Vantage Inc.

Note 16

--------------------------------------------------------------------------------
Quarterly Financial Summary (unaudited)

(amounts in thousands except shares         First            Second             Third            Fourth
and loss per share amounts)                Quarter           Quarter           Quarter           Quarter              Year
-----------------------------------------------------------------------------------------------------------------------------
1998
Net sales                                $ 221,806         $ 215,413         $ 211,768         $ 202,007         $ 850,994
Gross margin                                 8,998            11,982            21,679            11,400            54,059
Net loss before
  extraordinary item                       (14,214)          (12,302)           (6,992)         (125,987)         (159,495)
Basic loss per share
  before extraordinary item                  (1.55)            (1.32)             (.73)           (12.69)           (16.79)
Net loss                                   (14,214)          (12,302)           (6,992)         (106,999)         (140,507)
Basic loss per share (1)                     (1.55)            (1.32)             (.73)           (10.78)           (14.79)
Shares used to compute
  loss per share                             9,185             9,333             9,560             9,929             9,502
Stock price - High                           9 3/8            12 3/4            10 1/2             4 3/4            12 3/4
            - Low                                6             6 1/2             2 3/8                 2                 2
            - Close                          7 3/4             9 7/8             2 1/2             2 3/8             2 3/8
-----------------------------------------------------------------------------------------------------------------------------

1997
Net sales                                $ 228,641         $ 224,932         $ 226,808         $ 217,111         $ 897,492
Gross margin                                17,164            10,752            20,598            11,526            60,040
Net loss                                    (9,634)          (10,852)           (6,625)           (5,109)          (32,220)
Basic loss per share                         (1.10)            (1.22)             (.74)             (.56)            (3.61)
Shares used to compute
  loss per share                             8,732             8,903             8,979             9,061             8,931
Stock price - High                           8 1/2             9 1/2            12 1/4                12            12 1/4
            - Low                            6 3/8             5 1/2             7 1/2             7 1/8             5 1/2
            - Close                          6 5/8             7 1/8            11 3/4             7 3/4             7 3/4
-----------------------------------------------------------------------------------------------------------------------------

(1) Basic loss per share is weighted average calculation performed on a quarterly and year-to-date basis that can result in the sum of the quarters not equaling the year-to-date basic loss per share, which is in accordance with generally accepted accounting principles. In 1998, the large loss and increase in weighted average shares outstanding that occurred in the fourth quarter significantly impacted the calculation and is the primary reaso for the sum of the four quarters basic loss per share not equaling the year-to-date basic loss per share.

38